UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From   TO

Commission File Number 000-55843

Techpoint, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**80-0806545**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2550 N. First Street, #550
San Jose, CA 95131 USA
(408) 324-0588

(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Japanese Depositary Shares, each representing one Common Stock Share, $0.0001 par value per share	M-6697	Tokyo Stock Exchange (Growth Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b), ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), based on the closing price of the shares of Japanese Depositary Shares, or JDS, on the Tokyo Stock Exchange of $7.93, was $79.8 million.

As of March 31, 2023, the registrant had 18,251,126 shares of common stock, $0.0001 par value per share, outstanding which includes 7,399,586 shares of JDS.

Portions of the Registrant's Proxy Statement relating to the 2022 Annual Meeting of Stockholders, are incorporated by reference into Part III of this Report.

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "believe," "may," "will," "could," "estimate," "continue," "anticipate," "design," "plan," "project," "intend," "expect" or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors" in this Annual Report on Form 10-K. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of sales and operating expenses;

- our market opportunity and our ability to effectively manage or sustain our growth;

- our ability to attract and retain end-customers in our current or future target markets;

- our ability to continue to develop new technologies and obtain and maintain intellectual property rights protecting such technologies;

- our ability to form and expand partnerships with technology partners and consulting partners;

- our ability to maintain, protect and enhance our intellectual property;

- our ability to successfully defend litigation brought against us;

- new product releases and timing;

- anticipated trends, key factors and challenges in our business and the competition that we face;

- the effect of the COVID-19 pandemic on our business and the success of any measures we have taken or may take in the future in response thereto;

- laws and regulations applicable to our business, including the impact of restrictions imposed by trade regulations;

- the impact of global shortages in manufacturing capacities;

- our liquidity and working capital requirements; and

- our expectations regarding future expenses and investments.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which it is made. We disclaim any duty to update any of these forward-looking statements after the date of this Annual Report on Form 10-K, except as required by law.

The following information should be read together with our consolidated financial statements and the notes to those statements that appear in this Annual Report on Form 10-K. Unless otherwise specified or the context otherwise requires, "Techpoint," "we," "us," and "our" refer to Techpoint, Inc. and its consolidated subsidiaries.

We have obtained or are in the process of obtaining registered trademarks for Techpoint and HD-TVI. This report contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this report, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties that could affect our ability to successfully implement our business strategy and affect our financial results. You should carefully consider all of the information in this report and, in particular, the following principal risks and all of the other specific factors described in Item 1A. of this report, "Risk Factors," before deciding whether to invest in our company.

- We face intense competition, including from our end-customers and potential end-customers, and we may not be able to compete effectively, which could reduce our market share and decrease our revenue and profitability.

- We primarily sell our products through a limited number of distributors and to a limited number of end-customers, and if our relationships with one or more of those distributors or end-customers were to terminate, our operating results may be harmed.

- Our revenue and operating results will fluctuate from period to period, which could cause the market price of our Japanese Depositary Shares ("JDS") to decline.

- If the growth of demand for video applications for the security surveillance and automotive markets does not continue, or if we are unsuccessful in selling into the automotive market, our ability to increase our revenue and operating results could suffer.

- Global shortages in manufacturing capacities could interrupt or negatively affect our operations, increase cost to manufacture and negatively impact our results of operations.

- Our limited operating history makes it difficult to evaluate our current business and future prospects.

- We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and market our products could be harmed.

- We may not sustain or increase profitability in the future, which may cause the market price of our JDS to decline.

- We may not be able to manage our future growth effectively, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth.

- Changes to industry standards and technical requirements relevant to our products and markets could adversely affect our business, results of operations and prospects.

- The market for high-definition ("HD") video application integrated circuits is historically characterized by declines in average selling prices as products mature, which could negatively affect our revenue and margins.

- We manufacture our products based on our estimates of end-customer demand, and if our estimates are incorrect or our end-customers cancel their orders our financial results could be negatively impacted.

- If we fail to develop new products and enhance our existing products in order to react to rapid technological change and market demands, our business will suffer.

- We rely on a limited number of independent subcontractors for the manufacture, assembly and testing of our semiconductors, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested, could damage our relationships with our end-customers, decrease our sales and limit our growth.

- Changes to industry regulations relevant to our products and markets could adversely affect our business, results of operations and prospects.

- We rely on our relationships with Original Equipment Manufacturers ("OEM") and Original Design Manufacturers ("ODM") to enhance our solutions and market position, and our failure to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

- Our business depends on customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks in Asia, which could adversely affect our financial results.

- We have operations outside of the United States and intend to expand our international operations, which exposes us to significant risks.

- We face risks related to health epidemics which could adversely affect our business, financial condition and results of operations.

- We face risks associated with doing business in China.

- Changes in the U.S. trade environment, including potential changes in international trade relations between China and the United States, could adversely affect the amount or timing of our revenue, results of operations or cash flows.

- Uncertain geopolitical conditions could have a material adverse effect on our business and the market on which our JDS currently trade, which could cause the market price of our JDS to decline.

- We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delay in product deliveries and increased expenses.

- Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to sell our products and divert the attention of management and technical personnel.

- A breach of our information and physical security systems may damage our reputation, subject us to lawsuits and adversely affect our business.

- Regulations related to "conflict minerals" may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with end-customers.

- JDS is a relatively new form of security and there could be unforeseen difficulties or risks associated with JDS.

- If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the JDS may be negatively affected.

PART I

Item 1. Business

We are a fabless semiconductor company that designs, markets and sells mixed-signal integrated circuits for multiple video applications in the security surveillance and automotive markets. Our integrated circuits are enabling the transition from standard definition ("SD") video to high-definition ("HD") video in the security surveillance and automotive markets.

Our solutions take HD video signals from a camera and convert them into analog signals for reliable long-distance transmission, then convert the HD analog signal into the appropriate format for video processing and display. Our HD analog technology operates at the same 1080p HD resolution as digital HD, but processes video in an HD analog format and transmits the video in this same analog format, thereby eliminating the need for any compression or decompression. Our integrated circuits are based on our proprietary architecture and mixed signal technologies that we believe provide high video quality, enable high levels of integration and are cost effective. Our integrated circuits are used by security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan.

We were originally incorporated as a California corporation in April 2012, and we reincorporated as a Delaware corporation in July 2017. In September 2017, we completed our initial public offering of Japanese Depositary Shares ("JDS"). We have decided to issue to the public, and list on the Growth Market of the Tokyo Stock Exchange, utilizing JDS, instead of our common stock. JDS are a representative security, and each JDS represents one share of common stock.

Application Specific Products

We design, market and sell integrated circuits that enable the transmission of HD video content over long cable distances to facilitate the display, storage or processing of video content. Our application specific products currently include our security surveillance and automotive product lines. We intend to continue to develop new generations of products for each of these application specific product lines.

Security Surveillance. We have three subgroups of products for security surveillance consisting of HD-TVI transmitters, HD-TVI receivers and HD-SDI receivers.

HD-TVI Transmitters. Our HD-TVI transmitters are used within the camera, take the HD digital signal from an HD camera processor and converts it to HD-TVI analog signals. We integrate the HD camera processor and HD-TVI transmitter into the same integrated circuit to save cost and save space in a camera. We also market standalone HD-TVI transmitters to increase our flexibility to work with other camera processors in the market. This allows a customer either to purchase our combined HD-TVI transmitter with both a processor and transmitter or our standalone transmitter to be paired with a third-party processor.

HD-TVI Receivers. Our HD-TVI receivers are used in DVRs and convert the HD-TVI analog signal into digital signals to be processed by a DVR system, which can then transmit the image to a display. To improve the cost and performance of our HD-TVI receivers, we integrate multiple HD-TVI receivers along with SD analog video decoders as well as analog audio decoders into the same integrated circuit. This allows HD DVR makers to support HD video and SD video for backward compatibility at the same time.

HD-SDI Receivers. Our HD-SDI receivers perform similar functions for HD video as our HD-TVI receivers, except these HD-SDI receivers use serial digital transmission technology used in video broadcasting instead of our HD-TVI technology. Having both HD-TVI and HD-SDI receiver products in our product portfolio allows us to address both the analog and digital HD security surveillance market segments at the same time.

Automotive. We optimize our automotive HD-TVI transmitters and receivers to work with current automotive camera processors and navigation systems in the automotive market.

Automotive HD-TVI Transmitters: Our automotive HD-TVI transmitters are designed to work specifically with current automotive camera processors and image sensors.

Automotive HD-TVI Camera Processors: We also provide automotive camera processors that integrates our HD-TVI transmitters to provide higher integration for better cost and smaller camera module size.

Automotive HD-TVI Receivers: Similar to our security surveillance products, our automotive HD-TVI receiver also integrates SD analog video decoders so that automotive vendors have the flexibility of supporting both HD and SD video. We also integrate multiple HD-TVI receivers for multiple camera applications inside the car.

Automotive LCD Controllers: We provide HD LCD controllers that allow us to support Liquid Crystal Display ("LCD") panels for the HD E-mirror as well as for various HD LCD panel displays inside the car.

The following table summarizes the features of our application specific integrated circuit product lines:

Product Line	Key Features	Representative Applications
Security Surveillance		
HD-TVI Transmitters	- Converts HD Camera signals to HD-TVI analog signals	HD-TVI Surveillance Cameras
HD-TVI Camera Processors	- Integrates HD Camera processor supporting advanced video processing such as Wide Dynamic Range, Low Light Noise Reduction, and other advanced camera functions	HD-TVI Surveillance Cameras
HD-TVI Receivers	- Converts HD-TVI analog signal into digital signal - Integrates four HD-TVI receivers - Integrated Standard Definition analog video decoder and audio codec	HD-TVI DVR application
HD-SDI Receivers	- Integrates four HD-SDI receivers - Integrates four HD-SDI transmitters	HD-SDI DVR application
Automotive		
HD-TVI Transmitter	- Interfaces with most automotive camera processors on the market	Automotive HD Backup Camera Automotive HD Surround View Camera
HD-TVI Camera Processors	- Integrated HD Camera processor supporting advanced video processing such as High Dynamic Range, Low Light Noise Reduction, and other advanced camera functions	Automotive HD Backup Camera Automotive HD Surround View Camera Automotive HD Drive Recorder Camera
HD-TVI Receivers	- Integrated SD analog video decoder - Integrates four channel HD-TVI Receivers	Automotive HD Backup Camera Automotive HD Surround View System Automotive HD Drive Recorder
HD LCD controller	- Integrated HD-TVI Receiver - Integrated SD analog video decoder - Integrated Advanced Graphics	Automotive HD Display Automotive E-Mirrors

Technology

We have several core competencies that enable us to design analog, mixed signal and digital technologies that can be implemented across our application specific product lines. We have internally developed the combination of technologies, expertise and capabilities necessary for the conversion and processing of HD video signals. We do not depend on third parties for any material technology, expertise or design capability.

We have developed a proprietary HD analog video transmission technology called high-definition transport video interface ("HD-TVI"). Our HD analog technology operates at the same 1080p HD resolution as digital HD technologies, but transmits the information in a continuous format, or wave, instead of a binary 0 or 1 format. When transmitted information in an analog system encounters interference or other degradation, the video quality is impacted. This is in contrast to a digital transmission where once a threshold level of interference or other degradation is encountered, the image is cutoff completely. Our HD-TVI technology uses analog transmission techniques that are an extension of legacy analog video broadcasting technology used in traditional analog televisions, but which can deliver HD video transmission over long cable distances. Our HD-TVI transmitter interfaces with a HD camera processor or image sensor and converts the digital HD content to an HD analog signal. After transmission, our HD-TVI receiver converts this analog signal back into a digital signal for processing by a standard display processor.

As a result of our advanced analog design capability, we have developed multiple technologies that enable analog video signals to be processed digitally. One of the key analog technologies we have developed internally is our high performance and cost effective analog front-end that conditions and converts analog video signals into a digital format for display. The multiple core functions performed within our integrated circuits featuring an analog front-end are anti-aliasing filtering, automatic gain control signal clamping and analog to digital conversion. Other key analog technologies we have developed internally are analog equalizers, phase lock loops, high frequency and delta sigma analog to digital converters, video and audio digital to analog converters and low voltage differential signaling.

We have also developed a number of digital technologies specific to the security surveillance and automotive markets. For example, we have developed image signal processing technologies such as wide dynamic range, noise reduction, as well as de-interlacing, scaling, and other video enhancement algorithms, which are important technologies for HD cameras and HD video display technologies for security surveillance and automotive HD video applications. We also possess digital HD transmission technologies such as serializer and de-serializer interface technologies, which we can offer as an alternative to our HD analog transmission technologies.

Customers

We principally sell our products to distributors who, in turn, sell to ODM contract manufacturers and design houses. In addition, we sell our products, though to a lesser extent, directly to ODM. ODM typically design and manufacture electronic products to sell to OEM. Our agreements to sell our products through distribution channels generally provide for a non-exclusive right to sell, promote and develop a market for our products in a specified geographic area. These agreements generally may be terminated by either party on 60 days' notice and do not require price protection.

In both the security surveillance and automotive markets, we have significant engagement with our end-customers prior to completion of a sale. In the security surveillance market, our end-customer is the OEM, ODM or system designer who manufacturers or designs the end product, such as a camera or DVR, that will be purchased for placement into a security surveillance system. Our integrated circuits are used by security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan. These three manufacturers are each a leading security surveillance manufacturer in their respective countries. In the automotive market, our end-customer is the automobile manufacturer, but we also typically engage with system designers and manufacturers who sell systems, such as navigation or backup video camera systems, to automobile manufacturers. Our sales representatives and engineers engage directly with these end-customers, even if we do not sell directly to them, because these end-customers exert significant influence over the design of the products or systems that are ultimately placed into their products. We currently have design wins for future generations of automobiles with major automotive equipment manufacturers. A design win is not necessarily result in future revenue, but we believe it is a strong indicator that our integrated circuits will be incorporated into a future model for that particular automotive equipment manufacturer.

Sales and Marketing

We sell our products worldwide through multiple channels, primarily through our network of domestic and international independent distributors and sales representatives. Each of these sales channels is supported by our customer service and marketing organizations. We have sales and customer support personnel in the United States, China, Japan, South Korea and Taiwan. We intend to expand our sales and support capabilities and our network of independent sales representatives in key regions worldwide.

Our sales cycles typically range from three to six months for the security surveillance market and one to three years for the automotive industry. We work directly with system designers to create demand for our products by providing them with application specific product information for their system design, engineering and procurement groups. We actively engage these groups during their design processes to introduce them to our integrated circuits. We endeavor to design our products to meet anticipated, increasingly complex and specific design requirements, but which will also support widespread demand for the products and future enhancements to them. If successful, this process culminates in a system designer deciding to use our products in their system, which we refer to as a design win. Once our product is accepted and designed into an application, we believe the system designer is likely to continue to use the same or enhanced versions of our product across a number of their models, which tends to extend the life cycle of our product. This is particularly true in the automotive industry, which typically experiences multi-year product lifecycles, sometimes up to four years or longer. In addition, a design win into a particular model of car for a specific manufacturer may translate into design wins for different models from the same auto manufacturer. If we fail to achieve an initial design win, we may lose the opportunity for sales to an end-customer for a number of its products and for a longer period of time.

Backlog

Our sales are made primarily pursuant to standard individual purchase orders. Our backlog consists of orders that we have received from customers that have not yet shipped. Historically, management has not used backlog as an indicator of future business. As our order lead times may vary and as industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not necessarily a good indicator of future sales. In addition, our quarterly revenue depends on orders booked and shipped in that quarter. As a result, we have not experienced material backlog at the end of a quarter, and any backlog at that time would be more indicative of the timing of the order, rather than anything that may predict future performance.

Research and Development

Our research and development efforts are focused on the development of new technologies as well as application specific products. Our engineering team has expertise in advanced analog design, mixed signal digital processing, video decoding and software engineering. Our research and development expense was $7.8 million and $6.4 million for the years ended December 31, 2022 and 2021, respectively.

Intellectual Property

We seek to protect our proprietary technology, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology.

Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the integrated circuits we currently design and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining and enforcing patent protection for our HD analog and other mixed signal technologies. As of December 31, 2022, we have one patent application pending in Japan. The patent application covers aspects of the technology in the integrated circuits we currently design and market. Our future patents, if any are issued, may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents.

The laws of various countries in which we market our integrated circuits may offer little or no protection for our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to protect our proprietary rights could harm our ability to compete, generate revenue and grow our business.

We may be required to resort to litigation to enforce our intellectual property rights. We may also be subject to legal proceedings and claims relating to our intellectual property in the ordinary course of our business. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license arrangements.

Manufacturing

We do not own or operate a semiconductor fabrication, packaging or testing facility. We depend on third-party vendors to manufacture, package and test our products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products.

Integrated Circuit Fabrication. We currently outsource the manufacturing of our integrated circuits to Taiwan Semiconductor Manufacturing Company ("TSMC") and United Microelectronics Corporation (formerly Fujitsu Electronics America, Inc.) ("UMC"). We work closely with TSMC and UMC to forecast on a monthly basis our manufacturing capacity requirements. Our integrated circuits are currently fabricated in several advanced manufacturing processes. Because smaller geometry process technologies lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technologies in order to reduce cost and improve performance. We believe that our fabless manufacturing approach provides us with the benefits of superior manufacturing capability as well as flexibility to move the manufacturing, assembly and testing of our products to those vendors that offer the best capability, with adequate capacity at an attractive price. Nevertheless, because we do not have a formal, long-term pricing agreement with TSMC or UMC, our wafer costs and services are subject to sudden price fluctuations based on the cyclical demand for semiconductors. Our engineers work closely with TSMC and UMC to increase yields, lower manufacturing costs and improve quality. We intend to qualify and retain additional foundries to manufacture our semiconductors in the future.

Assembly and Test. Our products are shipped from TSMC to third-party sort, assembly and test facilities where they are assembled into finished integrated circuits and tested. We outsource all packaging and testing of our products to assembly and test subcontractors, principally to Advanced Semiconductor Engineering, Inc. ("ASE") and Sigurd Microelectronics Corporation ("Sigurd"). Our products are designed to use low cost, standard packages and to be tested with widely available test equipment.

Quality Assurance. We are committed to maintaining the highest level of quality in our products. We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our integrated circuits. To ensure consistent product quality, reliability and yield, together with our manufacturing logistics partners, we closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry and assembly subcontractor. We are certified for ISO 9001 and ISO 14001.

Competition

The market in which we operate is extremely competitive, and is characterized by rapid technological change, continuously evolving end-customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors. We compete with numerous domestic and international semiconductor manufacturers and designers. In our automotive market, we principally compete with Maxim Integrated Products, Inc. and Texas Instruments Incorporated. In selling our integrated circuits into the surveillance market, we principally compete against Nextchip Co., Ltd in South Korea, Pixelplus Co., Ltd in South Korea, and Fullhan Microelectronic Co., Ltd in China. Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. They may also have a larger presence and more significant relationships within certain geographical areas, such as in Asia where many of our end-customers operate. This may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. Some of our competitors currently offer product features or technologies that we do not currently offer but intend to sell in the future, such as Ultra HD advanced camera image signal processors. We must, therefore, compete against competitors that have more experience in developing and selling products and technologies that we do not currently offer but intend to offer in the future. Some of our competitors also use smaller geometry process technologies in their products, which can result in better manufacturing yields and decreased costs. In addition, these competitors may have greater credibility with our existing and potential end-customers. Increased competition could harm our business, by, for example, increasing pressure on our profit margins or causing us to lose end-customers. In addition, delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and competitive position. Our ability to compete successfully depends in part on our ability to deliver products without reliability, quality or compatibility problems and on a number of other factors such as performance and robustness, functionality, price and cost effectiveness, rapid time-to-market and customer service and support.

We believe we currently compete favorably with respect to these factors in the aggregate. However, we cannot provide assurance that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering our market.

Human Capital Resources

Our key human capital management objectives are to attract, retain and support the highest quality talent. As of December 31, 2022, we employed 83 employees. None of our employees are represented by a labor organization or under any collective bargaining arrangements. We have not experienced any work stoppages and we consider our employee relations to be good.

As competition for qualified personnel in the semiconductor field is intense, attracting and retaining qualified employees at all levels is critical to our business. We have established comprehensive compensation, leave and benefits programs in order to attract and retain the highly qualified personnel essential to our business. We are committed to diversity, equity and inclusion at all levels of our company. We recruit the best qualified employees regardless of gender, ethnicity or other protected traits and it is our policy to comply with all applicable laws related to discrimination in the workplace.

Segment, Geographic Areas and Concentration Information

We operate under one reportable segment which is comprised of one operating segment. See Note 4 "Segment Information" of this Annual Report on Form 10-K for further segment and geographic information. For concentration information, see Note 1 "Organization and Summary of Significant Accounting Policies" of this Annual Report on Form 10-K.

Facilities

Our corporate headquarters and primary research and development and operations facilities occupy approximately 8,512 square feet in San Jose, California, under a lease that expires in March 2024. We also lease properties in China, Japan, South Korea and Taiwan. We do not own any manufacturing facilities, and we contract and license to third parties the production and distribution of our semiconductors. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations.

Corporate Information

We were originally incorporated as a California corporation in April 2012, and we reincorporated as a Delaware corporation in July 2017. Our principal executive offices are located at 2550 N. First Street, Suite # 550, San Jose, California 95131, and our telephone number is (408) 324-0588. Our website is www.techpoint.co.jp. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission, or the SEC. You may obtain a free copy of these reports in the Investor Relations section of our website, www.techpoint.co.jp. All reports that we file are also available at www.sec.gov.

Item 1A. Risk Factors

Investing in our JDS and our underlying common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of the JDS could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We face intense competition, including from our end-customers and potential end-customers, and we may not be able to compete effectively, which could reduce our market share and decrease our revenue and profitability.

The markets in which we operate are extremely competitive and are characterized by rapid technological change, continuous evolving end-customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors, which include our current or potential end-customers as they seek to internally develop solutions competitive with ours. If we do not compete successfully, our market share and revenue may decline. We compete with large semiconductor manufacturers and designers, large automotive equipment manufacturers' internally developed solutions, and others, and our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. This may allow them to respond more quickly than we can to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential end-customers. Some of our current and potential end-customers with their own internally developed solutions may choose not to purchase products from third-party suppliers like us.

We primarily sell our products through a limited number of distributors and to a limited number of end-customers, and if our relationships with one or more of those distributors or end-customers were to terminate, our operating results may be harmed.

We market and distribute our products primarily through a limited number of distributors, most of whom are located in Asia. This distribution channel has been characterized by rapid change and consolidations. Distributors have accounted for a significant portion of our revenue in the past. Sales to our distributors represented substantially all of our revenue for the years ended December 31, 2022 and 2021. We do not have any long-term contractual commitments with our distributors.

One of our end-customers, Hikvision accounted for 33% and 38% of our revenue for the years ended December 31, 2022 and 2021, respectively. Our sales to Hikvision primarily occur through Phitec, as distributor, who purchases our products as a result of demand from Hikvision for our specific products. We do not have any long-term contractual commitment with Hikvision. Losing Hikvision as an end-customer, or if they decide to scale back use of our products, could have a material and adverse effect on our business.

Our operating results and financial condition could be significantly disrupted by the loss of one or more of our current end-customers, distributors and sales representatives, volume pricing discounts, order cancellations, delays in shipment by one of our major distributors, end-customers or sales representatives, or the failure of our distributors or sales representatives to successfully sell our products. Additionally, customer buying patterns change and can fluctuate from quarter to quarter and impact our results of operations, particularly for significant end-customers. These buying patterns can change as a result of factors beyond our control, including inventory adjustments by our end-customers, or changes in demand, which could materially harm our results of operations.

Our revenue and operating results will fluctuate from period to period, which could cause the market price of our JDS to decline.

Our revenue and operating results are difficult to predict, have in the past fluctuated, and may in the future fluctuate from period to period. It is possible that our operating results in some periods will be below market expectations. This would likely cause the market price of our JDS to decline. Our operating results in any given period may be affected by a number of factors, including:

- unpredictable volume and timing of end-customer orders, which are not fixed by contract and vary on a purchase order basis;

- uncertain demand in our primary end markets for our products;

- the loss of one or more of our distributors or end-customers, causing a significant reduction or postponement of orders from these end-customers;

- decreases in the overall average selling prices of our products;

- changes in the relative sales mix of our products;

- changes in our cost of finished goods;

- the availability, pricing and timeliness of delivery of other components used in our end-customers' products;

- our end-customers' sales outlook, purchasing patterns and inventory adjustments based on demands and general economic conditions;

- changes in end-customer order patterns including order cancellations;

- product obsolescence and our ability to manage product transitions;

- our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

- the timing of new product announcements or introductions by us or by our competitors;

- changes in business and economic conditions that could affect consumer confidence; and

- fluctuations in our effective tax rate.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short-term. We have limited historical financial data from which to predict future sales for our products. As a result, it is difficult for us to forecast our future revenue and budget our operating expenses accordingly. If revenue for a particular period is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that period, which would harm our operating results for that period.

If the growth of demand for video applications for the security surveillance and automotive markets does not continue, or if we are unsuccessful in selling into the automotive market, our ability to increase our revenue and operating results could suffer.

Our ability to increase our revenue will depend on increased demand for video applications in the security surveillance and automotive markets. For the years ended December 31, 2022 and 2021, 40% and 50% of our revenue was derived from the sale of our products designed for the security surveillance market, respectively. If our products sold into this market decline or do not increase, or if demand slows in this market generally, our operating results would suffer. In addition, we have increased our focus on the automotive market and have devoted substantial resources to the development of products for video applications that address this market. We expect that the automotive market will be a substantial driver of our future business. For the years ended December 31, 2022 and 2021, 60% and 50% of our revenue was derived from the sale of our products designed for the automotive market, respectively. For the year ended December 31, 2022, we have more revenue generated from the automotive market than from the security surveillance market. However, we may not be successful developing and marketing our solutions for the automotive market or gain significant market share. If we are not successful in selling our products into this market, or if the automotive industry in general experiences weak demand, we may not recover the costs associated with our efforts in this area and our operating results could suffer.

The growth of our target markets is uncertain and will depend in particular upon:

- the pace at which new HD video applications are adopted;

- evolving regulation in different jurisdictions governing backup cameras in automotive applications;

- a continued reduction in the costs of products in these markets;

- the availability, at a reasonable price, of components required by such products, such as LCD panels; and

- consumer confidence and the continued increase of consumer spending levels.

Global shortages in manufacturing capacities could interrupt or negatively affect our operations, increase cost to manufacture and negatively impact our results of operations.

If we are unable to secure manufacturing capacities from our current subcontractors, our ability to deliver our products to our customers may be negatively impacted. Also, our subcontractors may increase their fees, which would lead to an increase in our manufacturing costs that we may not be able to fully pass to our customers, resulting in increased operating costs and lower gross margins. In addition, such a shortage could lengthen our products' manufacturing, assembly and testing cycle and cause a delay in the shipment of our products to our customers. This could ultimately lead to a loss of sales of our products, harm our reputation and competitive position, and our revenues could be materially reduced.

In the first half of 2022, we experienced slight increases in demand for semiconductor products due to the COVID-19 pandemic, which caused a continuing global shortage of manufacturing capacities as semiconductor suppliers were unable to rapidly respond to increased demand. Consequently, we experienced increases in the costs to manufacture our products. Since third quarter of 2022, we have been seeing weakness in product demand due to inventory adjustments at customer end, the lockdowns in major cities in China, and world-wide inflationary pressures.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We were incorporated in 2012 and began shipping our integrated circuits in 2013. Our limited operating history and limited experience selling products, combined with the rapidly evolving and competitive nature of our markets, makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenue and increased expenses as we continue to grow our business. The viability and demand for our products may be affected by many factors outside of our control, such as the factors affecting the growth of the security surveillance and automotive industries in general, and the growth and adoption of new security surveillance technologies and automotive video applications in particular, and changes in macroeconomic conditions, including increases in inflation and interest rates. Our future revenue growth rate, and the success of our business, will depend in particular upon the success of our automotive video business. If we do not manage these risks and overcome these difficulties successfully, our business will suffer.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. We operate in locations where competition for engineering talent is particularly intense, in particular the San Francisco Bay Area. If we are unable to recruit and retain skilled personnel, our business could suffer and our financial results could decline. The loss of any key personnel or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our products and harm the market's perception of us. We do not have long-term employment contracts with any of our employees, including our key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

We may not sustain or increase profitability in the future, which may cause the market price of our JDS to decline.

To sustain or increase profitability, we will need to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. These expenditures may not result in increased revenue or end-customer growth. Because many of our expenses are fixed in the short-term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. This will harm our future financial results and negatively impact our profitability. We may not be able to sustain or increase profitability on a quarterly or an annual basis. This may, in turn, cause the price of our JDS to decline.

We may not be able to manage our future growth effectively, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth.

We have experienced a period of significant growth and expansion, which has placed, and any future expansion will continue to place, a significant strain on management, personnel, systems and financial resources. We have hired additional employees to support an increase in research and development as well as increase our sales and marketing and general and accounting efforts, which resulted in increasing our headcount from 21 employees as of December 31, 2013 to 83 employees as of December 31, 2022. To manage our growth successfully, we believe we must effectively:

- train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel and financial and information technology personnel;

- continue to enhance our customer resource management and manufacturing management systems;

- implement additional and improve existing administrative, financial and operations systems, procedures and controls, including the requirements of the U.S. Sarbanes-Oxley Act of 2002 and other regulations we are subject to in the United States and in Japan;

- expand and upgrade our technological capabilities; and

- manage multiple relationships with our end-customers, distributors, suppliers and other third-parties.

Our efforts may require substantial managerial and financial resources and may increase our operating costs even though these efforts may not be successful. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, satisfy end-customer requirements, execute our business plan or respond to competitive pressures.

Changes to industry standards and technical requirements relevant to our products and markets could adversely affect our business, results of operations and prospects.

Our products are only a part of larger electronic systems. All products incorporated into these systems must comply with various industry standards and technical requirements created by regulatory bodies or industry participants in order to operate efficiently together. Industry standards and technical requirements in our markets are evolving and may change significantly over time. In addition, large industry-leading semiconductor and electronics companies play a significant role in developing standards and technical requirements for the product ecosystems within which our products can be used. Automotive companies typically have exacting requirements for components in their vehicles, which must meet a variety of standards. Our end-customers also may design certain specifications and other technical requirements specific to their products and solutions. These technical requirements may change as the end-customer introduces new or enhanced products and solutions.

Our ability to compete in the future will depend in part on our ability to identify and comply with evolving industry standards and technical requirements. The emergence of new industry standards and technical requirements could render our products incompatible with products developed by other suppliers or make it difficult for our products to meet the requirements of certain of our end-customers in consumer, industrial, automotive and other markets. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards and requirements. If our products are not in compliance with prevailing industry standards and technical requirements for a significant period of time, we could miss opportunities to achieve crucial design wins, our revenue may decline and we may incur significant expenses to redesign our products to meet the relevant standards, which could adversely affect our business, results of operations and prospects.

The market for HD video application integrated circuits is historically characterized by declines in average selling prices as products mature, which could negatively affect our revenue and margins.

Our end-customers expect the average selling price of our products to decrease year-over-year. When such pricing declines occur, we may not be able to mitigate the effects by selling more or higher margin units, or by reducing our manufacturing costs. In such circumstances, our operating results could be materially and adversely affected. Our products have historically experienced declining average selling prices over their life cycle. The rate of decline may be affected by a number of factors, including relative supply and demand, the level of competition, production costs and technological changes. As a result of the decreasing average selling prices of our products following their launch, our ability to increase or maintain our margins depends on our ability to introduce new or enhanced products with higher average selling prices and to reduce our per-unit cost of sales and our operating costs. We may not be able to reduce our costs as rapidly as companies that operate their own manufacturing, assembly and testing facilities, and our costs may even increase because we do not operate our own manufacturing, assembly or testing facilities, which could also reduce our gross margins. In addition, our new or enhanced products may not be as successful or enjoy as high margins as we expect. If we are unable to offset any reductions in average selling prices by introducing new products with higher average selling prices or reducing our costs, our revenue and margins will be negatively affected and may decrease.

We manufacture our products based on our estimates of end-customer demand, and if our estimates are incorrect or our end-customers cancel their orders our financial results could be negatively impacted.

Our sales are made on the basis of purchase orders rather than long-term purchase commitments. In addition, our distributors may cancel purchase orders or defer the shipments of our products. We manufacture our products according to our estimates of end-customer demand. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate end-customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which would increase our losses. Conversely, if we underestimate end-customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, lose market share and damage our relationships. We experienced insufficient manufacturing capacity due to the COVID-19 pandemic. Increase in demand for semiconductor products due to the COVID-19 pandemic resulted in a global shortage of manufacturing capacities in 2021 and the first half of 2022. In addition, supply chain disruptions occurred due to the lockdown of major cities in China during 2022. As a result, we were unable to meet all end customer demand, resulting in lost revenue opportunities.

If we fail to develop new products and enhance our existing products in order to react to rapid technological change and market demands, our business will suffer.

We must develop new products and enhance our existing products with improved technologies to meet rapidly evolving end-customer requirements. We need to design products for end-customers who continually require higher performance and functionality at lower costs. For example, we anticipate that sales of 1080p products will decrease as the market moves to higher resolution displays, such as 4K, in the coming years. We must, therefore, continue to cost-effectively add features that enhance performance and functionality to our products. The development process for these advancements is lengthy and requires us to accurately anticipate market trends. Our failure to accurately anticipate market trends in a timely manner will harm the market acceptance of our products and the sales of our products.

Developing and enhancing these products is uncertain and can be time-consuming, costly and complex. There is a risk that these developments and enhancements will be late, fail to meet end-customer or market specifications or not be competitive with products from our competitors that offer comparable or superior performance and functionality. Any new products or product enhancements may not be accepted in new or existing markets. Our business will suffer if we fail to develop and introduce new products or product enhancements on a cost-effective basis.

We rely on a limited number of independent subcontractors for the manufacture, assembly and testing of our semiconductors, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested, could damage our relationships with our end-customers, decrease our sales and limit our growth.

We do not have our own manufacturing or assembly facilities and have very limited in-house testing facilities. Therefore, we must rely on third-party vendors to manufacture, assemble and test the products we design. We currently rely on TSMC and UMC to produce almost all of our semiconductors. We rely on ASE and Sigurd to assemble, package and test almost all of our products. If these vendors do not provide us with high-quality products, services and production and test capacity in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill end-customer orders on a timely basis, our relationships with our end-customers could suffer and our sales could decrease. Other significant risks associated with relying on these third-party vendors include:

- reduced control over product cost, delivery schedules and product quality;

- potential price increases;

- inability to achieve required production or test capacity and achieve acceptable yields on a timely basis;

- longer delivery times;

- increased exposure to potential misappropriation of our intellectual property;

- shortages of materials that foundries use to manufacture products;

- labor shortages or labor strikes; and

- quarantines or closures of manufacturing facilities due to the outbreak of viruses, such as COVID-19, SARS, MERS, the avian flu or any similar future outbreaks in Asia.

We currently do not have long-term supply contracts with any of our third-party vendors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. Neither TSMC, UMC, ASE nor Sigurd have provided contractual assurances to us that adequate capacity will be available for us to meet future demand for our products. These third-party vendors may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than we are or that have long-term agreements with TSMC, UMC, ASE or Sigurd may cause either or both of them to reallocate capacity to those customers, decreasing the capacity available to us.

Changes to industry regulations relevant to our products and markets could adversely affect our business, results of operations and prospects.

The U.S. National Highway Traffic Safety Administration requires new cars sold after May 2018 in the United States to have backup cameras. There is no guarantee that other jurisdictions will follow the lead of the United States and require backup cameras on vehicles. While we currently anticipate that consumers and regulators in other jurisdictions, including the European Union, will adopt backup cameras, there is no guarantee that this will happen within a time frame that we can take advantage of, or at all. If automotive backup cameras do not become widespread our target market may be much smaller than we anticipate, limiting our potential growth and revenue.

We rely on our relationships with OEM and ODM to enhance our solutions and market position, and our failure to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We develop our products for OEM and ODM that serve a variety of end markets including home and office security surveillance, and automotive applications. For each application, manufacturers create products that incorporate specialized semiconductor technology, which producers further down the supply chain integrate into their products. For example, our solutions may be integrated into a more comprehensive video product that is incorporated into an automotive vehicle or aftermarket system and sold to consumers. We must work closely with manufacturers to ensure that each new generation of our solutions becomes qualified for use in their products. As a result, maintaining close relationships with leading product manufacturers in our target markets is crucial to the long-term success of our business. We could lose these relationships for a variety of reasons, including our failure to qualify as a vendor, our failure to demonstrate the value of our new solutions, declines in product quality, or if OEM/ODM seek to work with vendors with broader product suites, greater production capacity or greater financial resources. If our relationships with key industry participants were to deteriorate or if our solutions were not qualified by our end-customers, our market position and revenue could be materially and adversely affected.

Our business depends on customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks in Asia, which could adversely affect our financial results.

The percentage of our revenue attributable to sales to customers in Asia was greater than 99% for the years ended December 31, 2022 and 2021. We derived 69% and 69% of our revenue from sales to customers in China for the years ended December 31, 2022 and 2021, respectively. We expect that revenue from customers in Asia will continue to account for substantially all of our revenue. All our sales currently are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets.

Currently, we rely on a network of sales representatives to sell our products internationally. We also have offices in Japan, China, South Korea and Taiwan, which serve various aspects of our business. Moreover, we have in the past relied on, and expect to continue to rely on, suppliers, manufacturers and subcontractors primarily located in Taiwan. Accordingly, we are subject to several risks and challenges, any of which could harm our business and financial results. These risks and challenges include:

- difficulties and costs of staffing and managing international operations across different geographic areas and cultures;

- compliance with a wide variety of domestic and foreign laws and regulations, including those relating to the import or export of semiconductor products;

- legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

- foreign currency exchange fluctuations relating to our international operating activities;

- our ability to receive timely payment and collect our accounts receivable;

- political, legal and economic instability, foreign conflicts and the impact of regional and global infectious illnesses in the countries in which we and our customers, end-customers, suppliers, manufacturers and subcontractors are located;

- legal uncertainties regarding protection for intellectual property rights in some countries; and

- fluctuations in freight rates and transportation disruptions.

We have operations outside of the United States and intend to expand our international operations, which exposes us to significant risks.

We have offices in the United States, Japan, South Korea, China and Taiwan. We presently intend to expand our operations in Asia, specifically in Japan. The success of our business depends, in large part, on our ability to operate successfully from geographically disparate locations and to further expand our international operations and sales. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those we face in the United States. We cannot be sure that further international expansion will be successful. In addition, we face risks in doing business internationally that could expose us to reduced demand for our products, lower prices for our products or other adverse effects on our operating results. Among the risks we believe are most likely to affect us are:

- difficulties, inefficiencies and costs associated with staffing and managing foreign operations, including the regulations we are subject to as a U.S. company with securities publicly traded in Japan;

- longer and more difficult end-customer qualification and credit checks;

- greater difficulty collecting accounts receivable and longer payment cycles;

- the need for various local approvals to operate in some countries;

- difficulties in entering some foreign markets without larger-scale local operations;

- compliance with local laws and regulations;

- unexpected changes in regulatory requirements;

- reduced protection for intellectual property rights in some countries;

- adverse tax consequences as a result of repatriating cash generated from foreign operations to the United States;

- adverse tax consequences, including potential additional tax exposure if we are deemed to have established a permanent establishment outside of the United States;

- the effectiveness of our policies and procedures designed to ensure compliance with the U.S. Foreign Corrupt Practices Act and similar regulations, and foreign laws generally;

- fluctuations in currency exchange rates, which could increase the prices of our products to end-customers outside of the United States, increase the expenses of our international operations by reducing the purchasing power of the U.S. dollar and expose us to foreign currency exchange rate risk if, in the future, we denominate our international sales in currencies other than the U.S. dollar;

- new and different sources of competition;

- public health emergencies, such as COVID-19, affecting our employees' ability to travel; and

- political and economic instability, and terrorism.

Our failure to manage any of these risks successfully could harm our operations and reduce our revenue.

We face risks related to health epidemics which could adversely affect our business, financial condition and results of operations.

We face a variety of risks associated with public health issues, including epidemics, pandemics, and other infectious diseases, including COVID-19. The impact of COVID-19, including changes in consumer and business behavior, fear of a pandemic, market downturns, and restrictions on business and personal activities, has caused significant volatility in the global economy and led to reduced economic activity. The pandemic prompted government authorities to take numerous measures to contain the virus, including travel bans and restrictions, quarantines, shelter-in-place and stay-at-home orders, and business shutdowns. Due to the spread of COVID-19, we have changed our business practices (e.g., restricting employee travel, allowing non-critical head office personnel to telecommute, temporarily closing offices, and suspending physical participation in sales activities, meetings, and events/conferences).

In addition, our business has been adversely affected by the impact on the global economy, resulting in a global shortage of manufacturing capacities in 2021 and the first half of 2022, and the price increased for raw materials used in our products. The majority of our sales are concentrated in China. The lockdown in the major cities in China also adversely affected our business and results of operations. COVID-19 is receding in many counties, but the full impact on our business and the global economy as a whole in the future is not yet clear. Also, the possibility remains that its impact could have a material effect on our business performance, and we will continue to monitor the situation closely.

We face risks associated with doing business in China.

We derived 69% and 69% of our revenue for the years ended December 31, 2022 and 2021, respectively, from distributors located in China. Additionally, for the years ended December 31, 2022 and 2021, we derived 33% and 38%, respectively, of our revenue from sales to one of our China based end-customers, which we primarily sell through one of our China based distributors. As a result, the economic, political, legal and social conditions in China could have a material adverse effect on our business, results of operations and financial condition. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. Various factors may in the future cause the Chinese government to impose controls on credit or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products. In addition, the legal system in China has inherent uncertainties that may limit the legal protections available in the event of any claims or disputes that we have with third parties, including our ability to protect the intellectual property we develop in China or elsewhere. As China's legal system is still evolving, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Some of the other risks related to doing business in China include:

- the Chinese government exerts substantial influence over the manner in which we must conduct our business activities;

- restrictions on currency exchange may limit our ability to receive and use our cash effectively;

- there are increased uncertainties related to the enforcement of intellectual property rights;

- the Chinese government may favor local businesses and make it more difficult for foreign businesses to operate in China on an equal footing, or generally;

- there are increased uncertainties related to the enforcement of contracts with certain parties; and

- more restrictive rules on foreign investment could adversely affect our ability to expand our operations in China.

As a result of our growing operations in China, these risks could have a material adverse effect on our business, results of operations and financial condition.

Changes in the U.S. trade environment, including potential changes in international trade relations between China and the United States, could adversely affect the amount or timing of our revenue, results of operations or cash flows.

In recent years, the U.S. government has called for substantial changes to U.S. foreign trade policy, and in particular with respect to China, including the possibility of imposing greater restrictions on international trade and significant increases in tariffs on goods imported into the United States. A significant percentage of our sales are made to customers located in Asia, and in particular China. The percentage of our revenue attributable to sales to customers in Asia and in China was greater than 99% and 69% of our revenue for the year ended December 31, 2022, respectively. In addition, our largest end customer, Hikvision, who accounted for 33% of our revenue for the year December 31, 2022, is located in China and is currently subject to certain trade restrictions described below.

Effective October 9, 2019, Hikvision was added to the BIS Entity List, which imposes a requirement to obtain an export license for all items subject to the Export Administration Regulations, or EAR, in order to be shipped to Hikvision. We have concluded that our products are not subject to EAR and accordingly, may generally be shipped to Hikvision without a U.S. export license. Hikvision is also the subject of additional trade restrictions that do not directly prohibit our ability to deal with Hikvision but may indirectly impact our business. For example, Section 889 of the John S. McCain National Defense Authorization Act for Fiscal Year 2019 ("NDAA"), prohibits U.S. government agencies from procuring certain covered telecommunications equipment or entering into a contract with any entity that uses any equipment, system or service as a substantial or essential component of any system, or as critical technology as party of any system. Video surveillance equipment produced by Hikvision is included in the specified telecommunications equipment under the NDAA. The products that we sell Hikvision are used in its video surveillance equipment. The NDAA does not prohibit commercial sales into the United States by Hikvision. However, these new restrictions placed on United States government procurement could negatively impact our business. On June 3, 2021, Hikvision was added to OFAC's Non-SDN Chinese Military-Industrial Complex Companies (CMIC) List, prohibiting certain transactions involving the purchase or sale of publicly traded securities of designated companies. Hikvision was listed in the Annex to Executive Order 14032 and is currently on the CMIC List. However, Hikvision is not on the Specially Designated Nationals (SDN) List and the restrictions imposed by designation on the CMIC List is not expected to directly impact our business. If Hikvision is added to the SDN List in the future, our market position and revenue could be materially and adversely affected.

On November 11, 2021, President Biden signed into law the Secure Equipment Act of 2021, which requires the U.S. Federal Communications Commission (" FCC") to adopt rules no later than November 11, 2022 clarifying that it will no longer review or approve any application for equipment authorization for equipment that is on the list of covered communications equipment or services published by the FCC under section 2(a) of the Secure and Trusted Communications Networks Act of 2019. Items on the FCC's "covered list" include video surveillance and telecommunications equipment produced by Hikvision, to the extent it is used for the purpose of public safety, security of government facilities, physical security surveillance of critical infrastructure, and other national security purposes, including telecommunications or video surveillance services provided by such entity or using such equipment. The restrictions imposed by the FCC pursuant to the Secure Equipment Act of 2021 impact imports of certain Hikvision equipment into the United States by eliminating the ability of Hikvision to obtain FCC approval for its video surveillance and telecommunications equipment. The FCC is also considering the adoption of new rules to revoke past authorizations issued for Hikvision equipment, but the FCC actions taken to date are currently not expected to directly impact our business.

The U.S. Government may also impose new export controls that restrict the ability to export, re-export, or transfer certain semiconductor products or technologies to certain countries such as China or restrict the ability of U.S. persons to engage in certain activities supporting China's semiconductor sector. For example, on October 13, 2022, BIS formally published an interim final rule amending the EAR to, among other things, implement controls on advanced computing integrated circuits, computer commodities that contain such circuits, and certain semiconductor manufacturing items. Although we do not expect this interim final rule to directly impact our business, future changes and new regulations could have an adverse impact on our business and financial results.

In addition, the former U.S. presidential administration imposed tariffs on approximately $370 billion worth of imported products originating from China in response to what it characterizes as unfair trade practices, and China has responded by proposing new or higher tariffs on specified products imported from the United States. Members of Congress from both political parties have expressed support for the tariffs. The current U.S. presidential administration may keep the tariffs in place and introduce more restrictive trade barriers, such as prohibiting certain types of, or all sales of certain products or products sold by certain parties into the United States. Any increased trade barriers or restrictions on global trade, especially trade with China, could have a materially adverse impact on our business and financial results.

There remains significant uncertainty about the future relationship between the United States and China, including with respect to trade policies, treaties, government regulations and tariffs.

Due to the cyclical nature of the semiconductor, electronics and automotive industries, our operating results may fluctuate significantly, which could adversely affect the market price of our JDS.

The semiconductor, electronics and automotive industries are highly cyclical and subject to rapid change and evolving industry standards and, from time to time, have experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventory and in certain instances accelerated erosion of prices. Any downturns in any of these industries may be severe and prolonged, and any failure of any of these industries to fully recover from downturns could harm our business. The semiconductor industry, in particular, also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results have varied and may vary significantly as a result of the general conditions in the semiconductor, electronics and automotive industries, which could cause the market price of our JDS to decline.

We have engaged in acquisitions in the past and may continue to expand through acquisitions of, or investments in, other companies, which may divert our management's attention, harm our operating results, result in additional dilution to stockholders and use resources that are necessary to operate our business.

In the past, we have grown our business through acquisitions and we may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our business, enhance our technical capabilities or otherwise offer growth opportunities. For example, in 2013, we acquired certain HD video assets from a third party. Such acquisitions or investments could create risks for us, including:

- difficulties in assimilating acquired personnel, operations and technologies or realizing synergies expected in connection with an acquisition, particularly with acquisitions of companies with large and widespread operations, complex products or that operate in markets in which we historically have had limited experience;

- unanticipated costs or liabilities, including possible litigation, associated with the acquisition;

- incurrence of acquisition-related costs and goodwill;

- diversion of management's attention from other business concerns;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate an acquisition.

A significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill or other intangible assets, which must be assessed for impairment at least annually. If such acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our results of operations.

We may be unable to complete acquisitions at all or on commercially reasonable terms, which could limit our future growth. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results and result in a decline in our stock price and further restrict our ability to pursue business opportunities, including potential acquisitions. In addition, if an acquired business fails to meet our expectations, our operating results may suffer.

Our headquarters are located in the State of California and we have operations in Japan, which are areas subject to significant earthquake risks and other natural disasters. Any disruption to our or our third-party vendors' operations resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our product.

Our headquarters are located in Northern California and we have operations in Japan, among other countries; our third-party vendors, including TSMC, UMC, ASE and Sigurd, are also located in the Pacific Rim region, which is at risk of an earthquake, typhoon, tsunami or other extreme weather. Our operations in the Pacific Rim region, including California, Japan, and Taiwan, where some of our third-party vendors are located, is significant due to the proximity of major earthquake fault lines. We are also vulnerable to damage from other types of disasters, such as power loss, disruption due to nuclear disaster, fire, floods and similar events. If any such disaster were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Uncertain geopolitical conditions could have a material adverse effect on our business and the market on which our JDS currently trade, which could cause the market price of our JDS to decline.

Our JDS are listed on the Growth Market on the Tokyo Stock Exchange. In addition, a significant portion of our business is conducted internationally, particularly in Japan. The Japanese economy is exposed to uncertainty in geopolitical conditions, including concerns over North Korea's nuclear weapons program. Given Japan's close proximity to North Korea, continuing tensions between North Korea and other countries could have adverse consequences in Japan. There continues to be heightened security concerns regarding North Korea's nuclear weapons and long-range ballistic missile programs. This has resulted in increased uncertainty regarding both North Korea's actions and those of the United States. If North Korea were to take an aggressive action, including acts of war, trading on the Growth Market may be disrupted and our business operations in Japan and elsewhere could be disrupted as well. In addition, terrorist acts and other acts of violence and political unrest could have an adverse impact on our business. If our business and the trading of our JDS on the Growth Market is disrupted as a result of acts of war, hostilities, terrorism or other conditions leading to geopolitical unrest, particularly in the region surrounding Japan, the market price of our JDS could decline.

Our sales cycle can be lengthy, which could result in uncertainty and delays in generating revenue.

We have experienced a lengthy sales cycle for some of our products, particularly those designed for HD video applications in the automotive market. Our sales cycles typically range from three to six months for the security surveillance market and one to three years for the automotive industry. We may experience a delay between the time we increase expenditures for research and development, sales and marketing efforts and inventory to the time we generate revenue, if any, from these expenditures. In addition, because we do not have long-term commitments from our end-customers, we must repeat our sales process on a continual basis even for current end-customers looking to purchase a new product. As a result, our business could be harmed if an end-customer reduces or delays its orders, chooses not to release products incorporating our semiconductors or elects not to purchase a new product or product enhancements from us.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

We periodically evaluate the benefits of migrating our solutions to other technologies in order to improve performance and reduce costs. These ongoing efforts require us from time to time to modify the manufacturing processes for our products and to redesign some products, which in turn may result in delays in product deliveries. We may face difficulties, delays and increased expense as we transition our products to new processes, and potentially to new foundries. We will depend on our third-party foundries as we transition to new processes. We cannot assure you that our third-party foundries will be able to effectively manage such transitions or that we will be able to maintain our relationship with our third-party foundries or develop relationships with new third-party foundries. If we or any of our third-party foundries experience significant delays in transitioning to new processes or fail to efficiently implement transitions, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, any of which could harm our relationships with our end-customers and our operating results.

As smaller line width geometry manufacturing processes become more prevalent, we intend to move our future products to increasingly smaller geometries in order to reduce costs while integrating greater levels of functionality into our products. This transition will require us and our third-party foundries to migrate to new designs and manufacturing processes for smaller geometry products. We may not be able to achieve smaller geometries with higher levels of design integration or to deliver new integrated products on a timely basis. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs and increase performance. We are dependent on our relationships with our third-party foundries to transition to smaller geometry processes successfully. We cannot assure you that our third-party foundries will be able to effectively manage any such transition. If we or our third-party foundries experience significant delays in any such transition or fail to implement a transition, our business, financial condition and results of operations could be materially harmed.

The complexity of our products may lead to errors, defects and bugs, which could negatively impact our reputation with end-customers and result in liability or a product recall, particularly in the automotive industry.

Products as complex as ours may contain errors, defects and bugs when first introduced to end-customers or as new versions are released. Our products have in the past experienced such errors, defects and bugs. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of the products or result in a costly recall and could damage our reputation and adversely affect our ability to retain existing end-customers and attract new end-customers. Errors, defects or bugs could cause problems with the functionality of our products, resulting in interruptions, delays or cessation of sales of these products to our end-customers. We may also be required to make significant expenditures of capital and resources to resolve such problems. We cannot assure you that problems will not be found in new products, both before and after commencement of commercial production, despite testing by us, our suppliers or our end-customers. Any such problems could result in:

- delays in development, manufacture and roll-out of new products;

- additional development costs;

- loss of, or delays in, market acceptance;

- diversion of technical and other resources from our other development efforts;

- claims for damages by our end-customers or others against us; and

- loss of credibility with our current and prospective end-customers.

Any such event could have a material adverse effect on our business, financial condition and results of operations.

The automotive industry, in particular, experiences a significant number of product liability claims. As a supplier of products into the automotive market, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the automotive industry entails a high risk of these claims. In addition, we may be required to participate in recalls involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good end-customer relationships. Our other products may also be subject to product liability claims or recalls.

Our costs may increase substantially if our third-party manufacturing contractors do not achieve satisfactory product yields or quality.

The fabrication process is extremely complicated and small changes in design, specifications or materials can result in material decreases in product yields or even the suspension of production. From time to time, the third-party foundries that we contract to manufacture our products may experience manufacturing defects and reduced manufacturing yields related to errors or problems in their manufacturing processes or the interrelationship of their processes with our designs. In some cases, our third-party foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner.

Generally, in pricing our products, we assume that manufacturing yields will continue to improve, even as the complexity of our products increases. Once our products are initially qualified with our third-party foundries, minimum acceptable yields are established. We are responsible for the costs of the units if the actual yield is above the minimum. If actual yields are below the minimum we are not required to purchase the units. Typically, minimum acceptable yields for our new products are lower at first and gradually improve as we achieve full production. Unacceptably low product yields or other product manufacturing problems could substantially increase overall production time and costs and adversely impact our operating results. Product yield losses will increase our costs and reduce our gross margin. In addition to significantly harming our results of operations and cash flow, poor yields may delay shipment of our products and harm our relationships with existing and potential end-customers.

If we fail to achieve initial design wins for our products, we may lose the opportunity for sales for a significant period of time to end-customers and be unable to recoup our investments in our products.

We expend considerable resources in order to achieve design wins for our products, especially our new products and product enhancements. Once an end-customer designs our solution into a product, it is likely to continue to use the same version of that component for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different component, particularly in the automotive market. If we fail to achieve an initial design win in an end-customer's qualification process, we may lose the opportunity for significant sales to that end-customer for a number of its products and for a lengthy period of time. Additionally, manufacturers in certain markets, including the automotive market, may require that third-party vendors undergo extensive qualification processes. This qualification process may take up to six months for the security surveillance market and up to three years for the automotive industry, or even longer for some end-customers. If we experience difficulties qualifying our solutions, we may experience delayed or reduced revenue. Furthermore, even if we successfully qualify our solutions with an end-customer, such end-customer may need to qualify other components being sourced for its system and qualify its system as a whole with its end-customers. This may cause us to be unable to recoup our investments in our products, which would harm our business.

If sales of our end-customers' products decline or if their products do not achieve market acceptance, our business and operating results could be adversely affected.

Our revenue depends on our end-customers' ability to commercialize their products successfully. The markets for our end-customers' products are extremely competitive and are characterized by rapid technological change, and in certain instances, government regulation. Competition in our end-customers' markets is based on a variety of factors including price, performance, product quality, marketing and distribution capability, customer support, name recognition and financial strength. As a result of rapid technological change, the markets for our end-customers' products, particularly in the security surveillance market, are characterized by frequent product introductions, short product life cycles, fluctuating demand and increasing product capabilities. As a result, our end-customers' products may not achieve market success or may become obsolete. We cannot assure you that our end-customers will dedicate the resources necessary to promote and commercialize their products, successfully execute their business strategies for such products, or be able to manufacture such products in quantities sufficient to meet demand or cost-effectively manufacture products at a high volume. Our end-customers do not have contracts with us that require them to manufacture, distribute or sell any products. Moreover, our end-customers, or their customers, may develop internally, or in collaboration with our competitors, technology that they may utilize instead of the technology available to them through us. Our end-customers' failure to achieve market success for their products, including as a result of general declines in our end-customers' markets or industries, could negatively affect their willingness to utilize our products, which may result in a decrease in our revenue and negatively affect our business and operating results.

Our revenue also depends on the timely introduction, quality and market acceptance of our end-customers' products that incorporate our solutions. Our end-customers' products are often very complex and subject to design complexities that may result in design flaws, as well as potential defects, errors and bugs. We incur significant design and development costs in connection with designing our solutions for end-customers' products. If our end-customers discover design flaws, defects, errors or bugs in their products, or if they experience changing market requirements, failed evaluations or field trials, or issues with other vendors, they may delay, change or cancel a project. If we have already incurred significant development costs, we may not be able to recoup those costs, which in turn would adversely affect our business and financial results.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception through equity financings and through sales of our products. In the future, we may require additional capital to fund our ongoing operations, respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may decide to engage in equity or debt financings or enter into credit facilities, but we may not be able to timely secure additional debt or equity financing on favorable terms or at all.

Any debt financing obtained by us in the future could also involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

If we raise additional funds through issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

In order to comply with environmental laws and regulations, we may need to modify our activities or incur substantial costs, and if we fail to comply with environmental regulations we could be subject to substantial fines or be required to have our suppliers alter their processes.

The HD video application semiconductor industry is subject to a variety of international, federal, state and local governmental regulations directed at preventing or mitigating environmental harm, as well as to the storage, discharge, handling, generation, disposal and labeling of toxic or other hazardous substances. Failure to comply with environmental regulations could subject us to civil or criminal sanctions and property damage or personal injury claims. Compliance with current or future environmental laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business. In response to environmental concerns, some end-customers and government agencies impose requirements for the elimination of hazardous substances, such as lead (which is widely used in soldering connections in the process of semiconductor packaging and assembly), from electronic equipment. For example, the European Union adopted its Restriction on Hazardous Substance Directive which prohibits, with specified exceptions, the sale in the EU market of new electrical and electronic equipment containing more than agreed levels of lead or other hazardous materials and China has enacted similar regulations. Environmental laws and regulations such as these could become more stringent over time, causing a need to redesign technologies, imposing greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm our business.

Risks Related to Our Intellectual Property and Security Systems

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to sell our products and divert the attention of management and technical personnel.

Our industry is characterized by frequent litigation regarding patent and other intellectual property rights. For example, in the past, we received a letter inviting us to license technology from a third party, which may be a prelude to claims of infringement and a potential lawsuit. We have certain indemnification obligations to end-customers under our contract development projects with respect to any infringement of third-party patents and intellectual property rights by our products. If a lawsuit were to be filed against us in connection with claims of infringement, our business would be harmed.

Questions of infringement in the HD video applications market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation, could cause our end-customers to use our competitors' products and could divert the efforts and attention of management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business.

Failure to protect our intellectual property could substantially harm our business.

Our success and ability to compete depend in part upon our ability to protect our intellectual property. We currently rely on a combination of intellectual property rights, including mask work protection, copyrights, trademarks, trade secrets and know-how, in the United States and other jurisdictions. We have filed patent applications to help us protect our intellectual property, but there is no assurance that these applications will be successful. The steps we take to protect our intellectual property rights may not be adequate, particularly in foreign jurisdictions such as China. In addition, any patents we hold in the future may not adequately protect our intellectual property rights or our products against competitors, and third parties may challenge the scope, validity or enforceability of our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents or patent applications that we may hold. Some of our products and technologies are not covered by any patent or patent application, as we do not believe patent protection of these products and technologies is critical to our business strategy at this time. A failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies.

In addition to patent applications, we also rely on contractual protections with our end-customers, suppliers, distributors, employees and consultants, and we implement security measures designed to protect our trade secrets and know-how. However, we cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our end-customers, suppliers, distributors, employees or consultants will not assert rights to intellectual property or damages arising out of such contracts.

We may initiate claims against third parties to protect our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. It could also result in the impairment or loss of portions of our intellectual property, as an adverse decision could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. Our failure to secure, protect and enforce our intellectual property rights could materially harm our business.

A breach of our information and physical security systems may damage our reputation, subject us to lawsuits and adversely affect our business.

Our security systems are designed to protect our end-customers', suppliers' and employees' confidential information, as well as maintain the physical security of our facilities. We also rely on a number of third-party "cloud-based" service providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services and certain finance functions, and we are, of necessity, dependent on the security systems of these providers. Any security breaches or other unauthorized access by third parties to the systems of our cloud-based service providers or the existence of computer viruses in their data or software could expose us to a risk of information loss and misappropriation of confidential information. Accidental or willful security breaches or other unauthorized access by third parties to our information systems or facilities, or the existence of computer viruses in our data or software, could expose us to a risk of information loss and misappropriation of proprietary and confidential information belonging to us, our end-customers or our suppliers. Any theft or misuse of this information could result in, among other things, unfavorable publicity, damage to our reputation, difficulty in marketing our products, allegations by our end-customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of this information, any of which could have a material adverse effect on our business, financial condition, our reputation, and our relationships with our end-customers and partners. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Risks Related to Being a Public Company and Our JDS

If we fail to hire additional finance personnel and strengthen our financial reporting systems and infrastructure, we may not be able to timely and accurately report our financial results or comply with the requirements of being a public company, including compliance with the U.S. Sarbanes-Oxley Act, the SEC, and Japanese reporting requirements.

We intend to hire additional accounting and finance staff with technical accounting, SEC and Japanese reporting, and U.S. Sarbanes-Oxley Act compliance expertise. Any inability to recruit and retain such staff would have an adverse impact on our ability to accurately and timely prepare our financial statements. We may be unable to locate and hire qualified professionals with requisite technical, language and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause the trading price of our common stock to decline and could harm our business, operating results and financial condition.

If we fail to strengthen our financial reporting systems and infrastructure to meet the demands placed upon us as a public company, including the requirements of the U.S. Sarbanes-Oxley Act and the requirement to comply with public disclosure regulations in both the U.S. and in Japan, we may be unable to report our financial results timely and accurately and prevent fraud. We have and expect to continue to incur significant expense and devote substantial management effort toward ensuring compliance with reporting requirements in Japan and the U.S., including the Sarbanes-Oxley Act.

We will continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company that is subject to both U.S. and Japanese regulations.

As a U.S. company with securities publicly traded in Japan, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company and even beyond that of a domestic company listed in the United States. For example, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act, and are required to comply with the applicable requirements of the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and internal controls and the establishment corporate governance practices. Additionally, we are required to comply with applicable securities and disclosure laws in Japan in accordance with the Financial Instruments and Exchange Act of Japan and related regulations, including a requirement to file periodic reports in Japanese, and the rules of the Tokyo Stock Exchange. Compliance with these requirements will continue to increase our legal and financial compliance costs and make some activities more time consuming and costly. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We also expect that it will continue to be expensive for us to maintain director and officer liability insurance.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the JDS may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act following the date we are deemed to be an "accelerated filer" or a "large accelerated filer," each as defined in the Exchange Act. If we have one or more material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to determine that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting (if required), investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the JDS could be negatively affected, and we could become subject to investigations by the TSE, the SEC, Japanese securities authorities, or other regulatory authorities, which could require additional financial and management resources.

Regulations related to "conflict minerals" may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with end-customers.

Pursuant to the Dodd-Frank Act, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. The Dodd-Frank Act requires companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products and affect our costs and relationships with end-customers, distributors and suppliers, as we must obtain additional information from them to ensure our compliance with the disclosure requirement. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying end-customers who require that all of the components of our products are certified as conflict mineral free and these end-customers may discontinue, or materially reduce, purchases of our products, which could result in a material adverse effect on our results of operations and our financial condition may be adversely affected.

JDS are a relatively new form of security and there could be unforeseen difficulties or risks associated with JDS.

Our initial public offering of JDS, a form of representative instrument authorized by Japanese law, was a unique offering for capital stock in a single non-Japanese issuer. The complexity of JDS as described in these "Risk Factors", or other unforeseen difficulties or risks associated with JDS, could increase volatility, decrease liquidity or otherwise negatively affect the trading price of our JDS. For a further description of the JDS, please read the "Description of Japanese Depositary Shares" found in our prospectus filed pursuant to Rule 424(b)(4), on September 20, 2017.

Due to daily price range limitations under Japanese stock exchange rules, our JDS may not be sold at a particular price on any particular trading day, or at all.

The JDS are listed on the Growth Market of the Tokyo Stock Exchange and traded as though the JDS are shares of Japanese companies. Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, a stockholder wishing to sell their JDS at a price above or below the relevant daily limit may not be able to sell their JDS at such price on a particular trading day, or at all.

Because the trading market for our JDS is the Growth Market of the Tokyo Stock Exchange, the corporate governance rules of the major U.S. stock exchanges will not apply to us. As a result, our governance practices may differ from those of a company listed on such U.S. exchanges.

Our governance practices may not comply with certain New York Stock Exchange and Nasdaq corporate governance standards, including:

- the requirement that a majority of our board of directors consist of independent directors;

- the requirement that we have an audit committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

There can be no assurance that we will voluntarily comply with any of the foregoing requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

JDS holders do not have stockholders' rights.

JDS holders are not treated as our stockholders, other than as required by law, and accordingly, a JDS holder will not have a stockholder's rights, including the right to bring a stockholders' derivative lawsuit against our directors and officers. JDS holders have the rights as beneficiaries as set forth in the trust agreement with Mitsubishi UFJ Trust and Banking Corporation, as Trustee, and Mizuho Securities Co., Ltd., as Initial Settlor, of the trust. JDS holders may exercise voting rights with respect to the common stock underlying their JDS only in accordance with the provisions of the trust agreement. The Trustees will notify JDS holders of the upcoming vote and arrange to deliver our voting materials. Upon receipt of voting instructions from our JDS holders in the manner set forth in the trust agreement, the Trustees for the JDS will endeavor to vote the underlying common stock in accordance with these instructions. If an instruction form does not specify any instructions, the Trustees will be deemed to have been instructed to vote in favor of our proposal. The Trustees may not vote in accordance with an instruction or submit a proxy to us unless the Trustees receive the relevant documents necessary to vote the common stock underlying the JDS at least five business days prior to the date of the stockholders meeting. Should the Trustees not receive information from a JDS holder for any reason, the JDS holders may not be able to receive the necessary documents to exercise their voting rights. As a result, JDS holders may not be able to exercise their right to vote and may lack recourse if their shares of common stock are not voted as requested.

We do not presently intend to facilitate secondary trading of our JDS or common stock in the United States and we are not taking any of the steps necessary to register our JDS or common stock with the securities division of any state within the United States or seek an exemption for such secondary trading.

We have not applied to register our JDS or common stock under the laws of any state or other jurisdiction of the United States other than under the U.S. Securities Act of 1933, or Securities Act, nor do we intend to make such an application. Until our JDS and/or common stock are listed for trading on a U.S. national securities exchange, trading in, or the offer and sale of, our JDS or common stock will be subject to the securities laws of the various states and jurisdictions of the United States in addition to U.S. federal securities law. As a result, investors may not resell their JDS or common stock in the United States without satisfying the applicable state securities law or qualifying for an exemption therefrom, including the exemptions provided under the U.S. National Securities Markets Improvement Act of 1996. These restrictions and potential costs could be significant burdens to our stockholders seeking to effect resales of our JDS or common stock within the United States.

If we decide to directly list our common stock in the future, the trading price of our JDS could decline.

We may decide in the future to directly list our common stock for quotation on an exchange, including in a different country, such as the United States. If we do so, the trading price of our JDS may decline because a market would develop in our common stock, the security underlying the JDS, and that market may become more liquid due to a number of factors. If, following this dual-listing investors prefer trading in our common stock, on a different exchange or in a different currency, liquidity in the JDS may sharply decline and as a result the trading price could decline.

Holders of our JDS may not receive distributions on our common stock or any value for them if it is illegal or impractical to make them available to JDS holders.

The Trustees of the JDS have agreed to pay cash dividends or other distributions they or the custodian for the JDS receives on our common stock after deducting fees and expenses. Our JDS holders will receive these distributions in proportion to the number of shares of our common stock that such JDS represent. However, the Trustees are not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of JDS. For example, it would be unlawful to make a distribution to a holder of JDS if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The Trustees are not responsible for making a distribution available to any holders of JDS if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the Trustees. We have no obligation to take any other action to permit the distribution of the JDS, common stock, rights or anything else to holders of the JDS. This means that holders of our JDS may not receive the distributions we make on our common stock or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the JDS.

General Risk Factors

Unfavorable global market and economic conditions could adversely affect our business, financial condition or results of operations.

Global credit and financial markets are experiencing extreme volatility and disruptions over the past several months, including declines in consumer confidence, concerns about declines in economic growth, increases in the rate of inflation, increases in borrowing rates and changes in liquidity and credit availability, and uncertainty about economic stability, including most recently in connection with actions undertaken by the U.S. Federal Reserve Board to address inflation, the military conflict in Ukraine, the continuing effects of the COVID-19 pandemic and supply chain disruptions. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions, including a recession or depression, will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. Our business could also be impacted by volatility caused by geopolitical events, such as the conflict in Ukraine. A significant downturn in the economic activity attributable to any particular industry may cause organizations to react by reducing their capital and operating expenditures in general or by specifically reducing their spending for our products. Such reductions in spending may disproportionately affect our revenue. In addition, if the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Furthermore, the market price of our JDS may decline due in part to the volatility of the stock market and the general economic downturn.

The issuance of new accounting standards or future interpretations of existing accounting standards could adversely affect our operating results.

We prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. GAAP is issued and subject to interpretation by the U.S. Financial Accounting Standards Board, the SEC and various other bodies formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. The issuance of new accounting standards or future interpretations of existing accounting standards, or changes in our business practices or estimates, could result in future changes in our revenue recognition or other accounting policies that could have a material adverse effect on our results of operations.

Management may apply our cash and cash equivalents to uses that do not increase our market value or improve our operating results.

We intend to use our cash and cash equivalents for general corporate purposes, including working capital and capital expenditures. We may also use a portion of our cash and cash equivalents to acquire or invest in complementary technologies, businesses or other assets. We have not reserved or allocated our cash and cash equivalents for any specific purpose, and we cannot state with certainty how management will use our cash and cash equivalents. Accordingly, management has considerable discretion in applying our cash and cash equivalents and may use our cash and cash equivalents for purposes that do not result in any increase in our results of operations or market value. Until the cash and cash equivalents are used, they may be placed in investments that do not produce income or lose value.

Prior to our initial public offering in September 2017, there was no prior public market for the JDS or our underlying common stock, and the market price of our JDS may be volatile or may decline regardless of our operating performance.

Prior to our initial public offering in September 2017, there was no public market for our common stock, and an active and liquid public market for our stock may not develop or be sustained. The market price of our JDS may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- overall performance of the equity markets in general, in our industry or in the markets we address;

- our operating performance and the performance of other similar companies;

- changes in the estimates of our results of operations that we provide to the public, our failure to meet these projected results or changes in recommendations by securities analysts that elect to follow our company;

- announcements of technological innovations, new products or enhancements to products, acquisitions, strategic alliances or significant agreements by us or by our competitors;

- announcements of new business partners, on the termination of existing business partner arrangements or changes to our relationships with such business partners;

- recruitment or departure of key personnel;

- announcements of litigation or claims against us;

- changes in legal requirements relating to our business;

- the economy as a whole, market conditions in our industry, and the industries of our customers and end-customers;

- the effectiveness and willingness of investors to adopt the JDS instrument;

- trading activity by our principal stockholders;

- the size of our market float; and

- any other factors discussed in this Annual Report on Form 10-K.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders of public companies have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If securities analysts do not publish research or reports about our business or if they downgrade the JDS, the trading price of our JDS could decline.

The trading market for our JDS will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If fewer analysts provide coverage of our company, the price and trading volume of the JDS could suffer. If one or more of the analysts who cover us downgrade the JDS, or publish unfavorable research about our business, the trading price of our JDS would likely decline rapidly. If one or more of these analysts cease coverage of our company or fail to publish regularly, we could lose visibility in the market, which in turn could cause the trading price of our JDS to decline.

Provisions in our restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management.

Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our board of directors that the stockholders of our company may deem advantageous. Among other things, these provisions:

- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

- authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

- eliminate the ability of our stockholders to call special meetings of stockholders;

- prohibit stockholder action by written consent, which means that all stockholder actions will be required to be taken at a meeting of our stockholders;

- provide that our board of directors is expressly authorized to make, alter or repeal our bylaws; and

- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of the JDS to decline.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in our restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision in our restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. This limitation may discourage these types of lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our corporate headquarters and primary research and development and operations facilities occupy approximately 8,512 square feet in San Jose, California, under a lease that expires in March 2024. We also lease properties in China, Japan, South Korea and Taiwan. We do not own any manufacturing facilities, and we contract and license to third parties the production and distribution of our semiconductors. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations.

Item 3. Legal Proceedings

Although we are not currently subject to any litigation, and no litigation is currently threatened against us, we may be subject to legal proceedings, claims and litigation, including intellectual property litigation, arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. We accrue amounts that we believe are adequate to address any liabilities related to legal proceedings and other loss contingencies that we believe will result in a probable loss that is reasonably estimable.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our JDS are quoted in Japanese yen on the Growth Market of the Tokyo Stock Exchange under the identification code "M-6697" and began trading publicly in September 2017. Prior to that time, there was no market for our JDS.

Dividend Policy

Our board of directors has adopted a dividend policy to link dividend payments to business performance on an ongoing basis. The amount to be paid in future dividends will be reviewed by the board, with an aggregate dividend target amount for each fiscal year equal to approximately 50% of our annual non-GAAP net income for the prior fiscal year. We anticipate making payment of future dividends in two installments following our December 31 year end. This policy can be modified or terminated at any time at the discretion of our board of directors, including the board's determination to cease paying dividends in the future. The payment will be made in accordance with and subject to the terms of the Trust Agreement dated August 31, 2017 between our Company; Mizuho Securities Co., Ltd.; Mitsubishi UFJ Trust and Banking Corporation; and The Master Trust Bank of Japan, Ltd., which agreement governs the rights of JDS holders.

Dividend

On December 22, 2021, the Company announced a special cash dividend of an aggregate of $0.50 per share for fiscal 2022, payable in two equal installments of $0.25 per share. The first installment of the dividend was paid in February 2022 to stockholders of record as of January 31, 2022. The second installment of the dividend was paid in July 2022 to stockholders of record as of June 30, 2022. The total dividend payment was $9.0 million.

On December 16, 2022, we announced a special cash dividend of an aggregate of $0.50 per share for fiscal 2023, payable in two equal installments of $0.25 per share. The first installment of the dividend has been accrued as of December 31, 2022 in the amount of $4.5 million and is payable to stockholders of record as of the close of business on January 31, 2023. The first installment on our shares of common stock (including common stock underlying JDS) was paid on February 15, 2023. The second installment of the dividend is not accrued as of December 31, 2022, because it is anticipated to be paid in the third fiscal quarter of 2023 and the declaration of the second installment is subject to board approval and in accordance with applicable law. We intend to provide additional information about the second installment of the dividend in the second fiscal quarter of 2023. The timing for receipt of the dividend payments by individual holders of Techpoint common stock and JDS will vary due to the payment process for JDS holders. The amount paid to JDS holders will be reduced by any applicable U.S. withholding income tax, and then converted into Japanese Yen. Once the dividend is converted into Japanese Yen, a distribution payment fee and any additional local taxes will be paid from the distribution amount. As a result, the net amount of the first dividend installment that is ultimately received by JDS holders will be less than $0.25 per JDS. The first installment of the fiscal 2023 dividend payout started in late-March 2023.

Holders of Record

As of March 31, 2023, there were approximately 113 holders of record of our common stock. This number does not include holders of our common stock nor holders of our JDS, as represented by common stock, whose shares are held of record by banks, brokers or other financial institutions.

Recent Sale of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We issued shares of common stock related to exercises of unvested stock options, or early exercised stock options. The shares of common stock issued in connection with the early exercised stock options are subject to our repurchase right at the original purchase price. The proceeds are initially recorded as a liability and reclassified to common stock and additional paid-in capital as our repurchase right lapses. For the year ended December 31, 2022, we did not repurchase shares related to unvested early exercised stock options due to termination.

Purchases of Unregistered Equity Securities by the Issuer

None.

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information Regarding Forward-Looking Statements

This Annual Report on Form10-K includes forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "anticipate", "believe," "continue," "could," "design," "estimate," "intend," "may," "plan," "project," "will," "expect," or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including the following:

- our future financial performance, including our revenue, cost of sales and operating expenses;

- our market opportunity and our ability to effectively manage or sustain our growth;

- our ability to attract and retain end-customers in our current or future target markets;

- our ability to continue to develop new technologies and obtain and maintain intellectual property rights protecting such technologies;

- our ability to form and expand partnerships with technology partners and consulting partners;

- our ability to maintain, protect and enhance our intellectual property;

- our ability to successfully defend litigation brought against us;

- new product releases and timing;

- anticipated trends, key factors and challenges in our business and the competition that we face;

- the effect of the COVID-19 pandemic on our business and the success of any measures we have taken or may take in the future in response thereto;

- laws and regulations applicable to our business, including the impact of restrictions imposed by trade regulations;

- the impact of global shortages in manufacturing capacities;

- our liquidity and working capital requirements; and

- our expectations regarding future expenses and investments.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which it is made. We do not intend to update any of these forward-looking statements after the date of this Annual Report on Form 10-K, except as required by law.

The following discussion and analysis should be read together with the consolidated financial statements and related notes that appear in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results may differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described in "Risk Factors" included in Part I, Item 1A or in other parts of this Annual Report on Form 10-K. A discussion of changes in our results from the year ended December 31, 2021 has been omitted from this Annual Report on Form 10-K and may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on

Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022. In this Annual Report on Form 10-K, unless otherwise specified or the context otherwise requires, "Techpoint," "we," "us," and "our" refer to Techpoint, Inc. and its consolidated subsidiaries.

We have obtained or are in the process of obtaining registered trademarks for Techpoint and HD-TVI. This Annual Report on Form 10-K contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this report, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Overview

We are a fabless semiconductor company that designs, markets and sells mixed-signal integrated circuits for multiple video applications in the security surveillance and automotive markets. Our integrated circuits are enabling the transition from standard definition ("SD") video to high-definition ("HD") video in the security surveillance and automotive markets.

Our solutions take HD video signals from a camera and convert them into analog signals for reliable long-distance transmission, then convert the HD analog signal into the appropriate format for video processing and display. Our HD analog technology operates at the same 1080p HD resolution as digital HD, but processes video in an HD analog format and transmits the video in this same analog format, thereby eliminating the need for any compression or decompression. Our integrated circuits are based on our proprietary architecture and mixed signal technologies that we believe provide high video quality, enable high levels of integration and are cost effective. Our integrated circuits are used by security surveillance manufacturers, such as Hikvision in China, IDIS in South Korea and AVTech in Taiwan. These three manufacturers are each a leading security surveillance manufacturer in their respective countries.

We derive our revenue from sales of our mixed-signal integrated circuits into the security surveillance and automotive markets. We began shipping our products in 2013 and to date, we have sold over 329 million integrated circuits. Our revenue was $65.1 million and $64.7 million for the years ended December 31, 2022 and 2021, respectively. The automotive market accounted for 60% and 50% of our revenue for the years ended December 31, 2022 and 2021, respectively. Meanwhile, the security surveillance market accounted for 40% and 50% of our revenue for the years ended December 31, 2022 and 2021, respectively. We recognized $39.0 million and $32.1 million of revenue on sales into the automotive market for the years ended December 31, 2022 and 2021, respectively. In addition, we recognized $26.1 million and $32.6 million of revenue on sales into the security surveillance market for the years ended December 31, 2022 and 2021, respectively. We recorded net income of $17.7 million and $17.3 million for the years ended December 31, 2022 and 2021, respectively.

We sell our products to distributors that fulfill third-party orders for our products. We also sell directly to Original Equipment Manufacturers ("OEM") and original design manufacturers ("ODM"). For the years ended December 31, 2022 and 2021, we derived substantially all of our revenue from products sold to distributors as compared to products sold to OEM/ODM directly.

We undertake significant product development efforts well in advance of a product's release and in advance of receiving purchase orders. Our product development efforts, which are focused on developing new designs with broad demand and potential for future derivative products, typically take from six to twenty-four months until production begins, depending on the product's complexity. If we secure a design win, we believe the system designer is likely to continue to use the same or enhanced versions of our product across a number of their models, extending the life cycles of our products. Conversely, if a competitor secures the design win, it may be difficult for us to sell into the end-customer's application for an extended period. Our sales cycle typically ranges from three to six months for the security surveillance market and one to three years for the automotive market. Due to the length of our product development and sales cycle, the majority of our revenue for any period is likely to be weighted toward products introduced for sale in the prior one or two years. As a result, our present revenue is not necessarily representative of future sales because our future sales are likely to be comprised of a different mix of products, some of which are now in the development stage.

We employ a fabless manufacturing strategy and use market-leading suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy significantly reduces the capital investment that would otherwise be required to operate manufacturing facilities of our own.

We have made significant investments in research and development in order to develop our products to attract and retain end-customers. For the years ended December 31, 2022 and 2021, our research and development expense was $7.8 million and $6.4 million, respectively. Our research and development expenses can vary from period-to-period and can be significantly impacted by the number of tape-outs and new products that we initiate in any given period. As of December 31, 2022, we had 83 employees, 26 of whom are in research and development. Our headquarters are located in San Jose, California, with additional operations in Japan, Taiwan, China and South Korea.

Effective October 9, 2019, the U.S. Commerce Department's Bureau of Industry and Security ("BIS") added Hikvision, a customer that represented 33% and 38% of our revenue for the years ended December 31, 2022 and 2021, respectively, to the BIS Entity List with a license requirement for all items subject to the Export Administration Regulations ("EAR"). The BIS Entity List is a published list of the names of certain foreign persons, including businesses, research institutions, government and private organizations and individuals, that are subject to specific governmental license requirements for the export, reexport and/or transfer of specified items. These license requirements could make it more difficult to ship, or in some cases, prevent the shipment of products to certain foreign persons named on the BIS Entity List.

We have taken action to confirm whether our products are subject to EAR. We have retained the continuous assistance of outside advisors and, following Hikvision's designation on the BIS Entity List, performed a comprehensive review of our products and manufacturing operations. Based on that review, we have concluded that our products are not subject to EAR. Therefore, our products may continue to be shipped to Hikvision without a U.S. export license, even though Hikvision appears on the BIS Entity List.

On November 12, 2020, President Trump issued Executive Order 13959 on Addressing the Threat from Securities Investments that Finance Communist Chinese Military Companies which prohibits any transaction in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of any identified Communist Chinese military company, which included Hikvision. On June 3, 2021, President Biden issued Executive Order 14032 amending the prior Executive Order. As amended, Executive Order 13959 continues to prohibit certain transactions involving the purchase or sale of publicly traded securities of designated companies. Restrictions are applicable to certain entities designated as Chinese Military-Industrial Complex Companies who have been placed on the "CMIC List." Hikvision was listed in the Annex to Executive Order 14032 and is currently on the CMIC List. However, Hikvision is not on the Specially Designated Nationals (SDN) List and the restrictions imposed by these Executive Orders are not expected to directly impact our business.

On November 11, 2021, President Biden signed into law the Secure Equipment Act of 2021, which requires the U.S. Federal Communications Commission ("FCC") to adopt rules no later than November 11, 2022 clarifying that it will no longer review or approve any application for equipment authorization for equipment that is on the list of covered communications equipment or services published by the FCC under section 2(a) of the Secure and Trusted Communications Networks Act of 2019. Items on the FCC's "covered list" include video surveillance and telecommunications equipment produced by Hikvision, to the extent it is used for the purpose of public safety, security of government facilities, physical security surveillance of critical infrastructure, and other national security purposes, including telecommunications or video surveillance services provided by such entity or using such equipment. The restrictions to be imposed by the FCC pursuant to the Secure Equipment Act of 2021 would impact imports of certain Hikvision equipment into the United States by eliminating the ability of Hikvision to obtain FCC approval for its video surveillance and telecommunications equipment. The FCC is also considering the adoption of new rules to revoke past authorization issued for Hikvision equipment, but the FCC actions taken to date are currently not expected to directly impact our business. This may or may not directly impact our revenue in the future. In the event there is an impact on our revenue, we believe that it would be gradual and limited in scope both because Hikvision continues to sell its currently approved products in the U.S. and because other manufactures that incorporate our products could take market share from Hikvision in the U.S. We believe that our revenue would decrease only a few percentage points even if Hikvision's business is fully impacted by the restrictions to be imposed by the FCC that limit Hikvision's ability to import its future products into the U.S. Additionally, we plan to continue growing our revenue from new and existing customers, thus further limiting the impact of the restrictions to be imposed by the FCC that impact the importation of certain of Hikvision's future products into the U.S.

The above conclusions are as of the date of filing of this Annual Report on Form 10-K. It is possible that changes in U.S. regulations or policies in the future may impose restrictions, including the imposition of license requirements or even a full or partial prohibition, on our sale of products to Hikvision.

Key Factors Affecting Our Results of Operations

Macroeconomic and Geopolitical Conditions. We have been impacted by adverse macroeconomic and geopolitical conditions. These conditions include but are not limited to inflation, foreign currency fluctuations, the COVID-19 pandemic and related supply chain challenges and disruptions caused by any of these events. Management continues to actively monitor the impact of these conditions on the Company's financial condition, liquidity, operations, end-customers (including its significant end-customers), distributors, suppliers, industry, and workforce. The extent to which such events impact the Company's business, prospects and results of operations will depend on future developments, which are highly uncertain.

As our products are primarily sold in Asia, we are particularly impacted by shutdowns and government actions in the countries in that region. The COVID-19 pandemic continues to have an impact on our business and that of our customers and suppliers. This has resulted in government authorities implementing numerous measures to try to contain the pandemic, such as travel bans and restrictions, quarantines, shelter-in-place or stay-at-home orders, business shutdowns and vaccination efforts. All of our offices in the U.S., Japan, China, South Korea and Taiwan have been impacted by COVID-19 and have been subject to various measures implemented by local governments to reduce its spread. These measures may adversely impact our employees and operations and the operations of our end-customers (including our significant end-customers), distributors and suppliers, and may negatively impact our sales and marketing activities. Actions taken by government authorities to limit COVID-19 may be re-implemented for a significant period of time, which could adversely affect our sales and marketing activities, product delivery schedule, and our business, financial condition and results of operations. Despite these limitations, we have been able to secure products from our suppliers, fulfill our customers' purchase orders and increase revenues during the year ended December 31, 2022 as compared to the previous year.

Ability to attract and retain customers that make large orders. While we expect the composition of our end-customers to change over time, our business and operating results depends on our ability to continually target new and retain existing end-customers that make large orders. For the years ended December 31, 2022 and 2021, Hikvision, the largest security surveillance manufacturer in China and one of our end-customers, accounted for 33% and 38% of our revenue, respectively. Although large customers can help us increase our revenue and improve our results of operations, reliance on large customers is a risk to our business. For example, Section 889 of the 2019 National Defense Authorization Act could adversely impact our business with Hikvision. Section 889(a)(1)(A) went into effect on August 13, 2019 and prohibits U.S. government agencies from procuring or obtaining equipment or services that use covered telecommunications equipment or services as a substantial or essential component or critical technology, including certain video surveillance products or telecommunications equipment and services produced or provided by Hikvision. On July 14, 2020, the U.S. government issued an interim final rule that implements Section 889(a)(1)(B) effective as of August 13, 2020. This rule prohibits the U.S. government from entering into contracts with persons who use covered telecommunications equipment or services as a substantial or essential component of any system, or as critical technology as part of any system, which again includes certain Hikvision video surveillance products. Although Section 889 does not prohibit commercial sales of video surveillance products by Hikvision in the U.S., which we understand is the predominant business Hikvision does in the U.S. with video surveillance products that incorporate our products, the impact of these new regulations and the uncertainty of U.S. and China trade relations may adversely impact our business in the future with Hikvision and other significant customers.

Design wins with new and existing customers. We believe our products provide high-quality HD video with an attractive combination of characteristics, at a lower overall cost than competing solutions. In order to get our solutions designed into our end-customer's products, we work with our end-customers and potential end-customers to understand their product roadmaps and strategies. We consider design wins to be critical to our future success. We define a design win as the successful completion of the evaluation stage, where an end-customer has tested our product, verified that our product meets its requirements and qualified our integrated circuits for their products. We have secured design wins with major automotive manufacturers to sell our solutions to them for automotive backup cameras. The revenue that we generate, if any, from each design win can vary significantly. Our long-term sales expectations are based on forecasts from end-customers, internal estimates of end-customer demand factoring in expected time to market for end-customer products incorporating our solutions and associated revenue potential and internal estimates of overall demand based on historical trends.

Pricing, product cost and gross margins of our products. Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, shipment volumes, new product introductions, changes in product mixes, changes in our purchase price of fabricated wafers and assembly and test service costs, manufacturing yields and inventory write downs, if any. In general, newly introduced products and products with higher performance and more features tend to be priced higher than older, more mature products. Average selling prices in the semiconductor industry typically decline as products mature. Consistent with this historical trend, we expect that the average selling prices of our products will decline as they mature. In the normal course of business, we will seek to offset the effect of declining average selling prices on existing products by reducing manufacturing costs and introducing new and higher value-added products. If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on product costs, our gross margin will decline.

Product adoption and safety regulations in the automotive market. We have secured design wins with major automotive equipment manufacturers to sell our solutions to them for automotive backup cameras. Certain jurisdictions have passed laws and regulations requiring that all new cars sold after a certain date must contain back-up cameras, including with respect to cars sold in the United States after May 2018. If these jurisdictions do not maintain and implement these rules, or if back-up cameras are not put into automobiles sold in other locations as well, or do so more slowly than we expect, our financial results could be adversely affected.

Investment in growth. We have invested, and intend to continue to invest, in expanding our operations, increasing our headcount, developing our products and differentiated technologies to support our growth and expanding our infrastructure. We expect our total operating expenses to increase significantly in the foreseeable future to meet our growth objectives. We plan to continue to invest in our sales and support operations throughout the world, with a particular focus in the near term of adding additional sales and field applications personnel in the Asia-Pacific region to further broaden our support and coverage of our existing end-customer base, in addition to developing new end-customer relationships and generating design wins. We also intend to continue to invest additional resources in research and development to support the development of our products and differentiated technologies. Any investments we make in our sales and marketing organization, or research and development will occur in advance of experiencing any benefits from such investments, and the return on these investments may be lower than we expect. In addition, as we invest in expanding our operations into new areas internationally, our business and results will become further subject to the risks and challenges of operations in those locations, including potentially higher operating expenses and the impact of legal and regulatory costs.

Components of Consolidated Income Statements

Revenue

We derive substantially all of our revenue through the sale of our products to distributors who, in turn, sell to our end-customers, which consists of OEM, ODM, contract manufacturers and design houses. Revenue is recognized after we (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) satisfy the performance obligation when control is transferred to the customer.

Cost of Revenue

Cost of revenue primarily consists of costs paid to our third-party manufacturers for wafer fabrication, assembly and testing of our products. To a lesser extent, cost of revenue also includes write-downs of inventory for excess and obsolete inventory, depreciation of test equipment, and expenses relating to manufacturing support activities, including personnel-related costs, logistics and quality assurance and shipping.

Research and Development Expenses

Research and development expenses consist primarily of compensation and associated costs of employees engaged in research and development, contractor costs, tape-out costs, development testing and evaluation costs, and depreciation expense. Before releasing new products, we incur charges for mask sets, prototype wafers and mask set revisions, which we refer to as tape-out costs. Tape-out costs may cause our research and development costs to increase in absolute dollars in the future as we increase our investment in new product development and headcount to support our development efforts.

Selling, General and Administrative Expenses

Selling expenses consist primarily of personnel-related costs for our sales, business development, marketing, and applications engineering activities, promotional and other marketing expenses, and travel expenses. We expect selling expenses to increase in absolute dollars for the foreseeable future as we continue to expand our sales teams and increase our marketing activities.

General and administrative expenses consist primarily of personnel-related costs, consulting expenses, professional fees and facility costs. Professional fees principally consist of legal, audit, tax and accounting services. We expect general and administrative expenses to increase in absolute dollars for the foreseeable future as we hire additional personnel, make improvements to our infrastructure and incur significant additional costs for the compliance requirements of operating as a U.S. company that is publicly traded in Japan, including higher legal, insurance and accounting expenses. Personnel-related costs, including salaries, benefits, bonuses and stock-based compensation, are the most significant component of each of selling expenses and general and administrative expenses.

Provision for Income Taxes

The provision for income taxes consists of our estimated federal, state and foreign income taxes based on our pre-tax income. Our provision differs from the federal statutory rate primarily due to the research and development credit, foreign derived intangible income (FDII) deduction, stock-based compensation and change in valuation allowance.

Results of Operations

The following table sets forth our consolidated results of operations for the periods shown (in thousands):

	Year Ended December 31,			
	2022		**2021**	
Revenue	$	65,083	$	64,707
Cost of revenue (1)		29,185		29,660
Gross profit		35,898		35,047
Operating expenses:				
Research and development (1)		7,801		6,371
Selling, general and administrative (1)		8,749		8,791
Total operating expenses		16,550		15,162
Income from operations		19,348		19,885
Other income - net		246		29
Income before income taxes		19,594		19,914
Provision for income taxes		1,931		2,627
Net income	$	17,663	$	17,287

_____

(1) Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,			
	2022		**2021**	
Cost of revenue	$	147	$	156
Research and development		581		580
Selling, general and administrative		1,085		1,109
Total	$	1,813	$	1,845

The following table sets forth the consolidated income statements for each period presented as a percentage of revenue:

	Year Ended December 31,	
	2022	**2021**
Revenue	100%	100%
Cost of revenue	45	46
Gross profit	55	54
Operating expenses:		
Research and development	12	10
Selling, general and administrative	13	13
Total operating expenses	25	23
Income from operations	30	31
Other income - net	—	—
Property and equipment, net	30	31
Provision for income taxes	3	4
Net income	27%	27%

Revenue

| | Year Ended December 31, | | Change | |
	2022	2021	Amount	%
	(dollars in thousands)			
Automotive	$ 38,985	$ 32,071	$ 6,914	22%
Security surveillance	26,098	32,636	(6,538)	(20)%
Revenue	$ 65,083	$ 64,707	$ 376	1%

Revenue increased by $0.4 million, or 1%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. This was attributable to a $6.9 million increase in automotive market revenue as a result of an increase in the volume of shipments and an increase in average selling price attributable to product mix, offset by a $6.5 million decrease in security surveillance revenue due to a decrease in the volume of shipments offset by an increase in average selling price attributable to product mix.

Revenue by Geographic Region

The table below sets forth revenue by geographic region as a percent of total revenue for the periods presented:

| | Year Ended December 31, | |
	2022	2021
China	69%	69%
Taiwan	15	16
South Korea	10	11
Japan	4	3
Other	2	1
Total revenue	100%	100%

Cost of Revenue and Gross Margin

| | Year Ended December 31, | | Change | |
	2022	2021	Amount	%
	(dollars in thousands)			
Cost of revenue	$ 29,185	$ 29,660	$ (475)	(2)%
Gross margin	55%	54%		

Cost of revenue decreased $0.5 million, or 2%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Gross margin increased to 55% for the year ended December 31, 2022 from 54% for the year ended December 31, 2021, due to changes in product mix and market mix. We expect gross margins to fluctuate in future periods due to changes in customer and product mix, average unit selling prices, manufacturing costs, adjustments to inventory, if any, and end market product demand.

Research and Development Expense

| | Year Ended December 31, | | Change | |
	2022	2021	Amount	%
	(dollars in thousands)			
Research and development	$ 7,801	$ 6,371	$ 1,430	22%

Research and development expense increased $1.4 million, or 22%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to a $1.7 million increase in tape-out and design services, offset by a $0.2 million decrease in personnel expenses and a $0.1 million decrease in software expense.

Selling, General and Administrative Expense

	Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Selling, general and administrative	$ 8,749	$ 8,791	$ (42)	(0)%

The change in selling, general and administrative expenses was flat for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Other income, net

	Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Other income - net......................................	$ 246	$ 29	$ 217	748%

Other income, net for the year ended December 31, 2022 increased by $0.2 million, or 748% as compared to the year ended December 31, 2021, primarily due to an increase in interest income.

Provision for Income Taxes

	Year Ended December 31,		Change	
	2022	2021	Amount	%
	(dollars in thousands)			
Provision for income taxes.........................	$ 1,931	$ 2,627	$ (696)	(26)%

The provision for income taxes decreased by $0.7 million, or 26%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in the foreign-derived intangible income deduction for tax purposes.

Liquidity and Capital Resources

Our primary use of cash is to fund our operations as we continue to grow our business. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses.

Our cash, cash equivalents and short-term investments as of December 31, 2022 were $44.7 million. We believe our existing cash, cash equivalents, short-term investments and cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support research and development activities, the timing and cost of establishing additional sales and marketing capabilities, the introduction of new and enhanced products and our costs to implement new manufacturing technologies or potentially acquire and integrate other companies or assets. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. Any debt financing obtained by us in the future could also involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Additionally, if we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

A summary of operating, investing and financing activities are shown in the following table (in thousands):

	Year Ended December 31,	
	2022	2021
Net cash provided by operating activities	$ 19,621	$ 14,247
Net cash (used in) provided by investing activities	(18,559)	1,183
Net cash (used in) financing activities	(9,049)	(135)
Net (decrease) increase in cash and cash equivalents	$ (7,987)	$ 15,295

Operating Activities

Our primary source of cash from operating activities has been from cash collections from our customers. We expect cash inflows from operating activities to be affected by fluctuations in sales. Our primary uses of cash from operating activities have been for personnel costs and investments in research and development and sales and marketing.

During the year ended December 31, 2022, net cash provided by operating activities was $19.6 million, due to net income of $17.7 million and non-cash charges of $2.3 million, and net cash outflows from changes in operating assets and liabilities of $0.3 million.

Non-cash charges primarily consisted of stock-based compensation of $1.8 million, operating lease amortization right-of-use assets of $0.7 million, an increase in the inventory valuation allowance of $0.9 million and depreciation and amortization of $0.4 million, partially offset by an increase in deferred tax assets of $1.7 million.

The net cash outflows from changes in operating assets and liabilities totaled $0.3 million, consisting of a $1.1 million increase in inventory, net of valuation adjustment, as units manufactured during the period and on hand were in excess of product sales, and a $0.8 million decrease in accrued expense, lease and other liabilities. Outflows were offset by inflows from a $0.2 million decrease in accounts receivable due to timing of receipts from customers versus shipment of units, a $0.4 million decrease in prepaid expenses due to timing of payments, $0.2 million increase in accounts payable and a $0.8 million increase in customer deposits.

Investing Activities

During the year ended December 31, 2022, cash used in investing activities was $18.6 million, due to a $30.0 million cash outflow used to purchase debt securities, a $4.0 million cash outflow due to purchases of marketable security and a $0.5 million cash outflow used to purchase of property and equipment, partially offset by a $15.9 million cash inflow due to proceeds from maturities of debt securities.

Financing Activities

During the year ended December 31, 2022, cash used in financing activities was $9.0 million, due to payment of dividends totaling $9.0 million in February and July 2022, a $0.2 million in payments for shares withheld for tax withholdings on vesting of restricted stock units, partially offset by a $0.2 million in net proceeds from the exercise of stock options.

Material Requirements from Contractual and Other Obligations

We are required to make future payments under certain operating leases. Our outstanding contractual obligations as of December 31, 2022 are summarized in the following table (in thousands):

		Payments Due by Period		
	Total	Less than 1 year	1 to 3 years	More than 3 years
Operating leases	$ 1,035	$ 745	$ 290	$ —
Purchase commitments	854	429	425	—
Total	$ 1,889	$ 1,174	$ 715	$ —

See Note 5 to the financial statements for a discussion of our commitments and contingencies. We believe that the liquidity provided by operating, investing and financing activities is adequate to meet our contractual obligations as described above.

Off Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

Our accounting policies and recent accounting pronouncements are more fully described in Note 1 of the consolidated financial statements.

Inventory Valuation Allowances

Inventory is valued net of allowances for unsalable or obsolete work in process and finished goods. The valuation allowance is adjusted for excess and obsolete inventory based on inventory age, shipment history and the forecast of demand over a specific future period. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, technology shifts and other factors.

Income Taxes

In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of global business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the interpretation and application of complex tax laws, and significant judgment is necessary to (i) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (ii) measure the amount of tax benefit that qualifies for recognition. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different from what is reflected in the historical income tax provisions and accruals.

As part of our financial process, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. Our judgment regarding future recoverability of our deferred tax assets may change due to various factors, including changes in U.S. or international tax laws and changes in market conditions and their impact on our assessment of taxable income in future periods. These changes, if any, may require adjustments to the valuation allowances and an accompanying reduction or increase in net income in the period when such determinations are made.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating activities. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Foreign Exchange Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. Substantially all of our revenue was derived from sales outside of the U.S. for the years ended December 31 2021 and 2022. This revenue is generated in U.S. dollars with sales through distributors worldwide. Our operating expenses are denominated in the currencies of the countries in which our subsidiaries are located and may be subject to fluctuations due to changes in foreign currency exchange rates. To date, we have not entered into any hedging contracts, but may elect to do so in the future. A hypothetical increase or decrease of 10% in foreign exchange rates in the years ended December 31, 2022 or 2021 would not have resulted in a significant increase or decrease in revenue or net income during that period.

The U.S. dollar is the functional currency for all of our foreign operations. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency of the subsidiary at the balance sheet date. The gains and losses from remeasurement of foreign currency denominated balances into the functional currency of the subsidiary are included in Other income-net on our Consolidated Income Statements and Comprehensive Income.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash, cash equivalents and investments. Our cash, cash equivalents and investments consist primarily of cash, money market funds, corporate notes and bonds, and commercial paper. The primary objectives of our investment activities are the preservation of capital, the maintenance of liquidity, and capturing a market rate of return. We seek to minimize risk by investing cash in excess of our operating needs in high-quality instruments issued by highly creditworthy financial institutions. We do not enter into investments for trading or speculative purposes. Due to the nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Decreases in interest rates, however, would reduce future interest income.

A hypothetical increase or decrease of 10% in interest rates for the years ended December 31, 2022 and 2021 would not have resulted in a significant increase or decrease in cash, cash equivalents or the fair value of investments during that period.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements



Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors
Techpoint, Inc.
San Jose, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Techpoint, Inc. (the "Company") as of December 31, 2022 and 2021, and the related consolidated income statements and comprehensive income, consolidated statements of stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories, Valuation of Inventory - Refer to Notes 1 and 2 to the Financial Statements

Critical Audit Matter Description

The Company assesses the value of inventory and writes down those inventories which are obsolete or in excess of forecasted demand to the lower of their cost or estimated net realizable value. The Company's estimates of forecasted demand are based upon analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product.

We identified the valuation of inventory as a critical audit matter because of the significant assumptions management makes with regards to estimating the excess and obsolete write downs. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of inputs used in management's valuation of inventory excess and obsolete write downs including estimates of expected product lifecycles, product development plans and historical usage by product.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the reserve for excess quantities and obsolescence including management's estimate of expected demand, included the following, among others:

- We obtained an understanding of assumptions behind the valuation of inventory for excess and obsolete write downs, including the related projection of forecasted demand.

- We selected a sample of inventory products and tested the forecasted demand by comparing internal and external information (e.g. historical usage, contracts, communications with customers, expected product lifecycles, product development plans, macroeconomic conditions) and inquiries with the Company's employees outside of the accounting department with the Company's forecasted demand.

- We performed a retrospective review by comparing management's prior-year forecasted demand with actual product sales in the current year to identify potential bias in the inventory valuation.

- We recalculated the net realizable value of inventory and compared our recalculation with the subsequent sales invoices for the selected samples.

Macias, Gini, and O'Connell LL

Macias Gini & O'Connell LLP

We have served as the Company's auditor since 2022.
Irvine, California
April 12, 2023
PCAOB ID: 324

Techpoint, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 19,392	$ 27,379
Short-term investments	25,289	14,942
Accounts receivable	105	336
Inventory	13,709	13,522
Prepaid expenses and other current assets	618	895
Total current assets	59,113	57,074
Property and equipment - net	634	713
Deferred tax assets	2,280	584
Right-of-use assets	983	1,009
Long-term investments	9,737	2,351
Other assets	193	207
Total assets	$ 72,940	$ 61,938
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,100	$ 1,838
Accrued liabilities	1,564	1,896
Customer deposits	1,545	775
Lease liabilities	700	525
Dividend payable	4,551	4,504
Total current liabilities	10,460	9,538
Other liabilities	404	583
Total liabilities	10,864	10,121
Commitments and contingencies (Note 5)		
Stockholders' equity		
Preferred stock, par value $0.0001 per share - 5,000,000 shares authorized as of December 31, 2022 and 2021; nil shares issued and outstanding as of December 31, 2022 and 2021.	—	—
Common stock, par value $0.0001 per share - 75,000,000 shares authorized as of December 31, 2022 and 2021; 18,198,737 and 17,928,748 shares issued and outstanding as of December 31, 2022 and 2021, respectively	2	2
Additional paid-in capital	26,046	24,251
Accumulated other comprehensive (loss)	(147)	(26)
Retained earnings	36,175	27,590
Total stockholders' equity	62,076	51,817
Total liabilities and stockholders' equity	$ 72,940	$ 61,938

See accompanying notes to consolidated financial statements.

Techpoint, Inc.
Consolidated Income Statements and Comprehensive Income
(in thousands, except share and per share amounts)

| | Year Ended December 31, | |
	2022	2021
Revenue	$ 65,083	$ 64,707
Cost of revenue	29,185	29,660
Gross profit	35,898	35,047
Operating expenses		
Research and development	7,801	6,371
Selling, general and administrative	8,749	8,791
Total operating expenses	16,550	15,162
Income from operations	19,348	19,885
Other income - net	246	29
Income before income taxes	19,594	19,914
Income tax provision	1,931	2,627
Net income	$ 17,663	$ 17,287
Net income per share:		
Basic	$ 0.98	$ 0.97
Diluted	$ 0.95	$ 0.93
Weighted-average shares outstanding used in computing net income per share:		
Basic	18,108,369	17,830,808
Diluted	18,537,316	18,565,882
Comprehensive income:		
Net income	$ 17,663	$ 17,287
Other comprehensive income, net of tax:		
Unrealized loss on available-for-sale debt securities, net of tax benefit of $ 32 and $18 for year ended December 31, 2022 and 2021, respectively	(121)	(67)
Comprehensive income	$ 17,542	$ 17,220

See accompanying notes to consolidated financial statements.

Techpoint, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balances as of December 31, 2020	17,690,062	$ 2	$ 22,523	$ 41	$ 14,807	$ 37,373
Other comprehensive loss - unrealized loss on available-for-sale debt securities	—	—	—	(67)	—	(67)
Issuance of common stock upon exercise of stock options and vesting of early exercised options	110,084	—	182	—	—	182
Issuance of common stock upon vesting of restricted stock units	151,608	—	—	—	—	—
Shares repurchased for tax withholdings on vesting of restricted stock units	(23,006)	—	(299)	—	—	(299)
Stock-based compensation	—	—	1,845	—	—	1,845
Cash dividends declared ($0.25 per share)	—	—	—	—	(4,504)	(4,504)
Net income	—	—	—	—	17,287	17,287
Balances as of December 31, 2021	17,928,748	$ 2	$ 24,251	$ (26)	$ 27,590	$ 51,817
Other comprehensive loss - unrealized loss on available-for-sale debt securities	—	—	—	(121)	—	(121)
Issuance of common stock upon exercise of stock options and vesting of early exercised options	119,455	—	210	—	—	210
Issuance of common stock upon vesting of restricted stock units	173,375	—	—	—	—	—
Shares repurchased for tax withholdings on vesting of restricted stock units	(22,841)	—	(228)	—	—	(228)
Stock-based compensation	—	—	1,813	—	—	1,813
Cash dividends declared ($0.50 per share)	—	—	—	—	(9,078)	(9,078)
Net income	—	—	—	—	17,663	17,663
Balances as of December 31, 2022	18,198,737	$ 2	$ 26,046	$ (147)	$ 36,175	$ 62,076

See accompanying notes to consolidated financial statements

Techpoint, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,	
	2022	2021
Cash Flows From Operating Activities		
Net income...	$ 17,663	$ 17,287
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	418	400
Stock-based compensation...	1,813	1,845
Amortization of premium on available-for-sale investments...................	65	186
Write-off of deferred costs and long-lived assets	—	3
Inventory valuation adjustment...	925	558
Deferred income taxes..	(1,667)	15
Noncash lease expense	741	739
Changes in operating assets and liabilities:		
Accounts receivable..	231	(218)
Inventory..	(1,112)	(5,179)
Prepaid expenses and other current assets..	376	(225)
Other assets...	13	14
Accounts payable..	217	381
Accrued liabilities...	(115)	(813)
Customer deposits...	770	40
Lease liabilities	(175)	(365)
Other liabilities	(542)	(421)
Net cash provided by operating activities	19,621	14,247
Cash Flows From Investing Activities		
Purchase of property and equipment	(511)	(284)
Purchase of debt securities	(29,923)	(15,953)
Purchase of marketable securities...	(4,000)	—
Proceeds from maturities of debt securities..	15,875	17,420
Net cash (used in) provided by investing activities	(18,559)	1,183
Cash Flows From Financing Activities		
Payment of dividends	(9,031)	—
Net proceeds from exercise of stock options..	210	164
Payment for shares withheld for tax withholdings on vesting of restricted stock units	(228)	(299)
Net cash used in financing activities..	(9,049)	(135)
Net (Decrease) Increase in cash and cash equivalents.....................................	(7,987)	15,295
Cash and cash equivalents at beginning of period	27,379	12,084
Cash and cash equivalents at end of period	$ 19,392	$ 27,379
Supplemental Disclosure of Cash Flow Information		
Cash paid for income taxes..	$ 3,345	$ 3,108
Supplemental Disclosure of Noncash Investing and Financing Information		
Property and equipment purchased but not yet paid.................................	$ 58	$ 230
Vesting of early exercised options...	$ 1	$ 18
Cash dividend declared but not yet paid..	$ 4,551	$ 4,504

See accompanying notes to consolidated financial statements.

Techpoint, Inc.
Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization

Techpoint, Inc. (together with its wholly-owned subsidiaries, the "Company") was originally incorporated in California in April 2012 and reincorporated in Delaware in July 2017. The Company is a fabless semiconductor company that designs, markets and sells mixed-signal integrated circuits for multiple video applications in the security surveillance and automotive markets. The Company is headquartered in San Jose, California.

Basis of Consolidation and Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of the Company and have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC"). All intercompany balances and transactions have been eliminated. The functional currency of each of the Company's subsidiaries is the U.S. dollar. Foreign currency gains or losses are recorded as Other income, net in the Consolidated Income statements.

Revenue Recognition

The Company principally sells its products to distributors who, in turn, sell to Original Equipment Manufacturers ("OEM") and original design manufacturers ("ODM"), contract manufacturers and design houses. The Company accounts for revenue under Accounting Standards Codification Topic 606 ("ASC 606"), *Revenue from Contracts with Customers*. Under ASC 606, the Company satisfies its performance obligations and primarily recognizes revenue upon shipment, at which time control of its products is transferred to its customers. The Company applies the following five-step model for recognizing revenue from contracts with customers: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when the performance obligation is satisfied.

Product revenue consists of sales of mixed-signal integrated circuits into the security surveillance and automotive markets. The Company generally requires advance payments from customers and records these advance payments, or contract liabilities, as customer deposits on its consolidated balance sheet. Since the Company's performance obligations relate to contracts with a duration of less than one year, the Company has elected to apply the optional exemption practical expedient provided in ASC 606 and is therefore not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The Company provides product assurance warranty only and does not offer warranties to be purchased separately. The Company allocates the transaction price to each distinct product based on a relative standalone selling price. Revenue is recognized when control of the product is transferred to the Company's customers, upon shipment, at which time the performance obligation is satisfied. The Company's shipping terms are primarily FOB (free on board) shipping point, whereby legal title, risks and rewards of ownership, and physical possession are transferred to the customer upon shipment. Substantially all of the Company's customers pay in advance of shipment, and no stock rotation, price protection or return rights are offered.

Use of Management's Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates included in the consolidated financial statements include inventory valuation and valuation allowance for recorded deferred tax assets. These estimates are based upon information available as of the date of the consolidated financial statements. Actual results could differ materially from those estimates.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic industry and can be affected by a variety of factors. For example, any of the following areas could have a negative effect on the Company in terms of its future financial position, results of operations or cash flows: the general state of the U.S., China and world economies; the highly cyclical nature of the industries the Company serves; successful and timely completion of product design efforts; trade restrictions by the United States against the Company's customers in China, or potential retaliatory trade actions taken by China; the loss of any of its larger customers; restrictions on the Company's ability to sell to foreign customers due to additional U.S. or new China trade laws, regulations and requirements; disruptions of the supply chain of components needed for its products; fundamental changes in the technology underlying the Company's products; the hiring, training and retention of key employees; and new product design introductions by competitors.

The Company has been impacted by adverse macroeconomic and geopolitical conditions. These conditions include but are not limited to inflation, foreign currency fluctuations, the COVID-19 pandemic, and the supply chain challenges and disruptions caused by any of these events. Management continues to actively monitor the impact of these conditions on the Company's financial condition, liquidity, operations, end-customers (including its significant end-customers), distributors, suppliers, industry, and workforce. The extent to which such events impact the Company's business, prospects and results of operations will depend on future developments, which are highly uncertain. The Company has made estimates of the impact of these events within its financial statements and there may be changes to those estimates in future periods.

Concentration of Customer and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments, and trade receivables. Risks associated with cash and cash equivalents, and investments are mitigated by banking with, and investing in, creditworthy institutions. The Company generally requires advance payments from customers. The Company also performs credit evaluations of its customers and provides credit to certain customers in the normal course of business. The Company has not incurred bad debt write-offs during any of the periods presented.

For each significant customer, or distributor, and significant end-customer, revenue as a percentage of total revenue is as follows:

	Year Ended December 31,	
	2022	**2021**
Customer		
Customer A	47%	54%
End-Customer		
End-Customer A (1)	33%	38%

(1)   Sales to End-Customer A primarily occurred through Customer A

Concentration of Supplier Risk

The Company is a fabless producer of semiconductors and it currently relies on Taiwan Semiconductor Manufacturing Company Limited and United Microelectronics Corporation (formerly Fujitsu Electronics America, Inc.) to produce substantially all of its semiconductors. Also, it relies on Advanced Semiconductor Engineering, Inc. and Sigurd Microelectronics Corporation to assemble, package and test substantially all of its semiconductors to satisfy substantially all of the Company's production requirements. The failure of any subcontractor to fulfill the production requirements of the Company on a timely basis would adversely impact future results. Although there are other subcontractors that are capable of providing similar services, an unexpected change in either subcontractor would cause delays in the Company's products and potentially result in a significant loss of revenue.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial paper, the fair value of which approximates cost. The cash and cash equivalents held with financial institutions are likely to exceed the amount of insurance on the financial instruments, potentially by significant amounts.

Financial Instruments

Financial instruments held by the Company consist primarily of corporate bonds, commercial paper and money market funds. The Company classifies the securities with remaining maturities of twelve months or less as short-term investments, and remaining maturities of over twelve months as long-term investments. The Company's financial instruments are classified as available-for-sale. Unrealized gains and losses on securities, net of tax, are recorded in accumulated other comprehensive income (loss) and reported as a component of stockholders' equity. Interest is included in Other income, net on the consolidated income statements and comprehensive income.

The Company evaluates the investments periodically for possible other-than-temporary impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, the Company's intent to hold and whether the Company will not be required to sell the security before its anticipated recovery, on a more-likely-than-not basis. If the declines in the fair value of the investments are determined to be other-than-temporary, the Company reports the credit loss portion of such decline in Other income-net and the remaining noncredit loss portion in accumulated other comprehensive income (loss).

Fair Value of Financial Instruments

The Company estimates the fair value of certain financial assets and liabilities based on available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimate of fair value. The use of different market assumptions and/or estimation methodologies could have a material effect on estimated fair value amounts. See Note 3 "Fair Value Measurements of Financial Instruments" of these Notes to Consolidated Financial Statements for a further discussion on the fair value of financial instruments.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed using the standard cost, which approximates actual cost determined on a first-in, first-out basis. Inventories include work in process and finished goods parts that may be specialized in nature and subject to rapid obsolescence. Because of the cyclical nature of the market, inventory levels, obsolescence of technology, and product life cycles, the Company generally writes down inventories to net realizable value based on forecasted product demand. Inventory write downs for excess quantity and technological obsolescence are charged to cost of sales when evidence indicates clearly that a loss has been sustained. The amount written down for the years ended December 31, 2022 and 2021 was $0.9 million and $0.6 million, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from two to three years for computer equipment and software, furniture and leasehold improvements.

The Company evaluates the recoverability of property and equipment in accordance with ASC No. 360, *Accounting for Property, Plant, and Equipment*. ("ASC 360"). The Company performs periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property and equipment exceeds their fair values. If facts and circumstances indicate that the carrying amount of property and equipment might not be fully recoverable, projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful lives are compared against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on their expected discounted future cash flows attributable to those assets.

Product Warranty

The Company generally warrants its products for one year from the date of shipment against defects. The Company accrues for anticipated warranty costs upon shipment based on the number of shipped units, historical analysis of the volume of product returned under the warranty program, management's judgment regarding anticipated rates of warranty claims and associated repair costs.

Research and Development Costs

Research and development costs are expensed as incurred. Such costs consist primarily of expenditures for labor, benefits and mask sets, design, prototype and software expense.

Stock-Based Compensation

The Company measures the cost of employee services received in exchange for equity incentive awards, including stock options and restricted stock unit awards, based on the grant date fair value of the award. The fair value of a stock option award is estimated using the Black-Scholes option pricing model which requires the Company to estimate certain key assumptions including, stock price, future stock price volatility, expected term of the options, risk free rates, and dividend yields. The fair value of a restricted stock unit is determined based on the fair value of the Company's common stock on the date of grant. The Company adjusts compensation expense for forfeiture of equity incentive awards as they occur. The resulting cost is recognized over the period that the employee is required to provide services for the award, which is usually the vesting period. The Company recognizes compensation expense over the vesting period using the straight-line method and classifies these amounts based on the department to which the related employee is assigned. See Note 8 "Stock-Based Compensation" for a description of the Company's stock-based employee compensation plans and the assumptions the Company uses to calculate the fair value of stock-based employee compensation.

Stock-based awards issued to non-employees are recognized as expense over the requisite service period at their then current fair value. The Company determines the fair value of its stock-based awards issued to non-employees utilizing the Black-Scholes option pricing model. Stock-based compensation expense for stock-based awards issued to nonemployees is recognized over the requisite service period or when it is probable that the performance condition will be satisfied. The fair value of stock-based awards to non-employees is measured at each reporting period until a measurement date is reached.

Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10, *Income Taxes*. The Company records the amount of taxes payable or refundable for the current and prior years and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

ASC 740-10 prescribes a recognition threshold and measurement framework for the financial statement reporting and disclosure of an income tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax position is recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the recognition threshold is then measured to determine the largest amount of the benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes in the Consolidated Income Statements and Comprehensive Income.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws across multiple tax jurisdictions. Although ASC 740-10 provides clarification on the accounting for uncertainty in income taxes recognized in the financial statements, the recognition threshold and measurement framework will continue to require significant judgment by management. Resolution of these uncertainties in a manner inconsistent with the Company's expectations could have a material impact on the Company's results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC's definition, and interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements.

In September 2022, the FASB issued ASU No. 2022-4, *Liabilities-Supplier Finance Programs (Subtopic 405-50),* which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. Supplier finance programs, which also may be referred to as reverse factoring, payables finance, or structured payables arrangements, allow a buyer to offer its suppliers the option for access to payment in advance of an invoice due date, which is paid by a third-party finance provider or intermediary on the basis of invoices that the buyer has confirmed as valid. Under such programs, suppliers can request early payment from the finance provider or intermediary for those confirmed invoices. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. As the Company does not have any supplier finance program obligations, the guidance is not expected to have any impact on its consolidated financial statements.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported current/total assets, current/total liabilities, or results of operations.

2. Balance Sheet Components

Inventory

Inventory consists of the following (in thousands):

	December 31, 2022	December 31, 2021
Work in process	$ 8,621	$ 6,038
Finished goods	5,088	7,484
Total inventory	$ 13,709	$ 13,522

Property and equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31, 2022	December 31, 2021
Computer equipment and software	$ 2,521	$ 2,224
Leasehold improvements	94	84
Furniture	36	36
Total property and equipment	2,651	2,344
Less: accumulated depreciation	(2,017)	(1,631)
Total property and equipment - net	$ 634	$ 713

The Company recorded $0.4 million and $0.4 million of depreciation expense for each of the years ended December 31, 2022 and 2021 , respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Payroll-related expenses	$ 812	$ 803
Engineering services	282	681
Accrued warranty	173	145
Taxes payable	152	117
Accrued inventory	71	70
Professional fees	52	62
Other	22	18
Total accrued liabilities	$ 1,564	$ 1,896

Customer Deposits

Customer deposits represent payments received in advance of shipments and fluctuate depending on timing of customer pre-payments and product shipment. Customer deposits were $1.5 million and $0.8 million as of December 31, 2022 and December 31, 2021, respectively. The Company generally expects to recognize revenue from customer deposits during the three month interim period immediately following the balance sheet date. During the year ended December 31, 2022, the Company recognized $0.8 million of revenue from the December 31, 2021 customer deposits balance.

3. Fair Value Measurements of Financial Instruments

Summary of Financial Instruments

The following is a summary of financial instruments (in thousands):

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Values
Available-for-sale securities:				
Certificate of deposit	$ 4,007	$ —	$ —	$ 4,007
Treasury bills	3,983	1	—	3,984
Money market funds	2,183	—	—	2,183
Commercial paper	13,631	—	(20)	13,611
Government agency bonds	3,391	1	(19)	3,373
Corporate bonds	21,654	1	(149)	21,506
Total available-for-sale securities	$ 48,849	$ 3	$ (188)	$ 48,664
Reported in:				
Cash and cash equivalents				$ 13,638
Short-term investments				25,289
Long-term investments				9,737
Total available-for-sale securities				$ 48,664

| | December 31, 2021 | | | |
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Values
Available-for-sale securities:				
Money market funds	$ 8,222	$ —	$ —	$ 8,222
Commercial paper	3,993	—	(6)	3,987
Corporate bonds	13,333	—	(27)	13,306
Total available-for-sale securities	$ 25,548	$ —	$ (33)	$ 25,515
Reported in:				
Cash and cash equivalents				$ 8,222
Short-term investments				14,942
Long-term investments				2,351
Total available-for-sale securities				$ 25,515

The contractual maturities of available-for-sale securities are presented in the following table (in thousands):

| | December 31, 2022 | |
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 39,012	$ 38,927
Due between one to two years	9,837	9,737
	$ 48,849	$ 48,664

The Company had 40 investments in unrealized loss positions as of December 31, 2022. 38 of the investments have been in unrealized loss positions for less than twelve months. The total fair value of such investments is $ 34.3 million with unrealized losses of $ 0.2 million as of December 31, 2022. There were no material gross unrealized losses from available-for-sale securities and no material realized gains or losses from available-for-sale securities that were reclassified out of accumulated other comprehensive income for the year ended December 31, 2022.

For investments in available-for-sale debt securities that have unrealized losses, the Company evaluates whether (i) it has the intention to sell any of these investments and (ii) whether it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. Based on this evaluation, the Company determined that there were no other-than-temporary impairments associated with investments as of December 31, 2022.

There were no sales of available-for-sale securities for the years ended December 31, 2022 and 2021.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1. Valuations are based on unadjusted quoted prices in active markets that the Company has the ability to access for identical, unrestricted assets and do not involve any meaningful degree of judgment.

Level 2. Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The following table sets forth the Company's financial instruments that were measured at fair value by level within the fair value hierarchy (in thousands):

	Fair Value Measurement at Reporting Date Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
As of December 31, 2022			
Financial assets - available-for-sale securities			
Certificate of deposit	$ 4,007	$ —	$ 4,007
Treasury bills	3,984	—	3,984
Money market funds	2,183	—	2,183
Commercial paper	—	13,611	13,611
Government agency bonds	—	3,373	3,373
Corporate bonds	—	21,506	21,506
Total financial assets - available-for-sale securities	$ 10,174	$ 38,490	$ 48,664
As of December 31, 2021			
Financial assets - available-for-sale securities			
Money market funds	$ 8,222	$ —	$ 8,222
Commercial paper	—	3,987	3,987
Corporate bonds	—	13,306	13,306
Total financial assets - available-for-sale securities	$ 8,222	$ 17,293	$ 25,515

The Company classfies certificate of deposit and treasuiry bills in Level 1 since valuations are based on direct or indirect observable input other than quaote market price. The Company also, classifies money market funds in Level 1 since the financial assets consist of securities for which quoted prices are available in an active market.

The Company classifies corporate bonds and commercial paper in Level 2 since the financial assets use observable inputs including quoted prices in active markets for similar assets or liabilities. The Company uses a pricing service to assist in determining the fair values of all of its cash equivalents, short-term investments and long-term investments. The pricing service uses inputs from multiple industry standard data providers or other third party sources and applies various acceptable methodologies.

4. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company's chief operating decision maker, the chief executive officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance on a regular basis. Accordingly, the Company considers itself to be one reportable segment, which is comprised of one operating segment: the designing, marketing and selling of mixed-signal integrated circuits for the security surveillance and automotive markets.

Product revenue from customers is designated based on the geographic region to which the product is delivered. Revenue by geographic region was as follows (in thousands):

	Year Ended December 31,			
	2022		**2021**	
China	$	45,001	$	44,549
Taiwan		9,503		10,611
South Korea		6,533		6,921
Japan		2,593		1,792
Other		1,453		834
Total revenue	$	65,083	$	64,707

Revenue by principal product lines were as follows (in thousands):

	Year Ended December 31,			
	2022		**2021**	
Automotive	$	38,985	$	32,071
Security surveillance		26,098		32,636
Total revenue	$	65,083	$	64,707

Long-lived assets per geographic region were as follows (in thousands):

	December 31, 2022		December 31, 2021	
Taiwan	$	389	$	415
China		179		207
United States		52		79
Japan		8		5
South Korea		6		7
Total property and equipment - net	$	634	$	713

5. Commitments and Contingencies

The Company's leases are recorded as operating lease right-of-use ("ROU") assets and operating leases liabilities. The Company determines if an arrangement contains a lease at inception. The Company leases facilities under non-cancelable lease agreements expiring through fiscal year 2024. The Company's lease agreements do not include variable lease payments or any restrictions or covenants. As the rate implicit in each lease agreement is not readily determinable, the Company's incremental borrowing rate was used as the discount rate. The Company's lease assets and lease liabilities have been adjusted for initial direct costs and prepaid rent but do not reflect any options to extend or terminate its lease agreements, any residual value guarantees, or any leases that have yet to commence.

The right-of-use assets and lease liabilities related to operating leases are as follows (in thousands):

	December 31, 2022	December 31, 2021
Right-of-use assets	$ 983	$ 1,009
Lease liabilities — Current	$ 700	$ 525
Lease liabilities — Non-Current	284	468
Total lease liabilities	$ 984	$ 993

Rent expense under operating leases was $0.8 million and $0.8 million, for the years ended December 31, 2022 and 2021, respectively. The rent expense recognized from short-term leases was $24,000 for each of the years ended December 31, 2022 and 2021.

The following table summarizes the Company's lease costs and weighted-average assumptions used in determining its lease assets and lease liabilities for each year as follows (dollars in thousands):

	December 31,	
	2022	2021
Operating lease cost	$ 793	$ 756
Cash paid for operating leases	$ 788	$ 772
Right-of-use assets obtained in exchange for operating lease liabilities (1)		
New leases commenced during the period	$ 715	$ 789
Weighted average remaining term for operating leases	1.41 years	1.91 years
Weighted average discount rate for operating leases	5.6%	3.9%

(1)

During the year ended December 31, 2022, the Company entered into a new lease in Taiwan when its existing facility lease terminated, and extended the term of its leases in China, Japan and South Korea. The lease extensions were treated as modifications but not as separate contracts, as no additional right-of-use was granted. The China, Japan and South Korea lease modifications were accounted for as non-cash changes in existing lease liabilities and right-of-use assets.

During the year ended December 31, 2021, the Company modified two existing operating leases. None of the lease modifications were treated as separate contracts as no additional right-of-use was granted. Each was accounted for as non-cash change in existing lease liabilities and right-of-use asset.

As of December 31, 2022, the aggregate future minimum lease payments under non-cancelable operating leases consist of the following (in thousands):

Year Ending December 31,	Amount
2023	$ 745
2024	290
Total	$ 1,035
Less effects of discounting	(51)
Lease liabilities recognized	$ 984

Purchase Commitments

As of December 31, 2022, the Company had purchase commitments with its third-party suppliers through fiscal year 2025. Future minimum payments under purchase commitments are $0.4 million, $0.4 million and $0.1 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Litigation

Although the Company is not currently subject to any litigation, and no litigation is currently threatened against it, the Company may be subject to legal proceedings, claims and litigation, including intellectual property litigation, arising in the ordinary course of business. Such matters are subject to many uncertainties and the outcomes are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that the Company believes will result in a probable loss if reasonably estimable.

Indemnification

During the normal course of business, the Company may make certain indemnities, commitments and guarantees which may include intellectual property indemnities to certain of the Company's customers in connection with the sales of the Company's products and indemnities for liabilities associated with the infringement of other parties' technology based upon the Company's products. The Company's exposure under these indemnification provisions is generally limited to the total amount paid by a customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. In addition, the Company has agreed to indemnify its officers, directors and certain key employees while they are serving in good faith in such capacities.

The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. Where necessary, the Company accrues for losses for any known contingent liabilities, including those that may arise from indemnification provisions, when future payment is probable.

6. Stockholders' Equity

Preferred Stock

The Company was authorized to issue 5,000,000 shares of preferred stock with a $0.0001 par value per share as of December 31, 2022 and 2021. The shares of preferred stock issued and outstanding was nil as of December 31, 2022 and 2021.

Common Stock

The Company was authorized to issue 75,000,000 shares of common stock with $0.0001 par value per share as of December 31, 2022 and 2021. As of December 31, 2022, the shares of common stock issued and outstanding were 18,198,737. As of December 31, 2021, the shares of common stock issued and outstanding were 17,928,748, excluding 334 legally issued shares subject to repurchase related to the early exercise of options to purchase common stock.

The Company has reserved the following number of shares of common stock for future issuances:

	December 31, 2022
Outstanding stock awards	903,796
Shares available for future issuance under the 2017 Stock Incentive Plan	6,674,252
Total common stock reserved for future issuances	7,578,048

Dividend

On December 22, 2021, the Company announced a special cash dividend of an aggregate of $0.50 per share for fiscal 2022, payable in two equal installments of $0.25 per share. The first installment of the dividend was paid in February 2022 to stockholders of record as of January 31, 2022. The second installment of the dividend was paid in July 2022 to stockholders of record as of June 30, 2022. The total amount of the two dividend payments was $9.0 million.

On December 16, 2022, the Company announced a special cash dividend of an aggregate of $0.50 per share for fiscal 2023, payable in two equal installments of $0.25 per share. The first installment of the dividend has been accrued as of December 31, 2022 in the amount of $4.5 million and is payable to stockholders of record as of the close of business on January 31, 2023. The payment date for the first installment on its shares of common stock (including common stock underlying JDS) was February 15, 2023. The second installment of the dividend is not accrued as of December 31, 2022 because it is anticipated to be paid in the third fiscal quarter of 2022 and the declaration of the second installment is subject to the board of director's approval and in accordance with applicable law.

7. Stock Award Plan

Stock Incentive Plan

In April 2012, the Company adopted the 2012 Stock Option Plan ("2012 Plan"). The 2012 Plan provides for the granting of stock-based awards to employees, directors, and consultants under terms and provisions established by the Company's board of directors. Under the terms of the 2012 Plan, options may be granted at an exercise price not less than fair market value. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and non-statutory stock options must be at least 110% of the fair market value of the common stock on the grant date, as determined by the Company's board of directors. The terms of options granted under the 2012 Plan may not exceed ten years.

The 2012 Plan was superseded by the 2017 Stock Option Plan ("2017 Plan"). Any outstanding awards under the 2012 Plan will continue to be governed by the terms of the 2012 Plan.

In August 2017, the Company adopted the 2017 Plan. The Company's stockholders approved the 2017 Plan in September 2017 and it became effective immediately prior to the closing of the Company's IPO. In connection with the adoption of the 2017 Plan, no additional awards and no shares of common stock remain available for future issuance under the 2012 Plan and shares reserved but not issued under the 2012 Plan as of the effective date of the 2017 Plan were included in the number of shares reserved for issuance under the 2017 Plan. In addition, shares subject to awards under the 2012 Plan that are forfeited or terminated are added to the 2017 Plan. The number of shares available for issuance under the 2017 Plan is automatically increased on the first day of each fiscal year beginning on January 1, 2018 and ending on (and including) January 1, 2027, in an amount equal to the lesser of (1) 4% of the outstanding shares of the Company's common stock on the last day of the immediately preceding fiscal year, or (2) another amount determined by the Company's board of directors. The automatic increase in the number of shares available for issuance under the 2017 Plan for the fiscal year 2022 was 717,163 shares. The 2017 Plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees and the granting of non-statutory stock options to employees, non-employee directors, advisors and consultants. The 2017 Plan also provides for the grants of restricted stock, stock appreciation rights, stock unit and cash-based awards to employees, non-employee directors, advisors and consultants.

The Company's stock award activity under the stock incentive plan is summarized as follows:

	Awards Available for Grant
As of December 31, 2021	6,072,181
Authorized	717,163
Granted	(225,500)
Canceled	110,408
As of December 31, 2022	6,674,252

Early Exercise of Stock Options

Certain employees and directors have exercised option grants prior to vesting. The unvested shares are subject to a repurchase right held by the Company at the original purchase price. The proceeds initially are recorded as a liability that is related to early exercised stock options, and is reclassified to common stock and additional paid-in capital as the repurchase right lapses.

For the years ended December 31, 2022 and 2021, the Company did not issue common stock with terms allowing exercise prior to vesting.

For the years ended December 31, 2022 and 2021, the Company did not repurchase any shares of unvested common stock, respectively, related to early exercised options at the original purchase price. As of December 31, 2022 and 2021, nil and 334 shares, respectively, held by employees were subject to repurchase at an aggregate price of approximately nil and $1,000, respectively.

Stock Options

The Company's stock option activity under the stock incentive plan is summarized as follows:

	Options Issued and Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
As of December 31, 2021	584,243	$ 2.51	5.0	$ 7,438
Granted	—	—		
Exercised	(119,455)	1.76		
Canceled	(167)	2.93		
As of December 31, 2022	464,621	2.70	4.2	2,106
Options vested, expected to vest and exercisable as of December 31, 2022	464,621	2.70	4.2	2,106

The stock options outstanding and exercisable by exercise price at December 31, 2022 are as follows:

| | Options Outstanding, Vested and Exercisable | | |
| | | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price |
Exercise Price	Number		
$ 0.16	7,250	1.1	$ 0.16
0.37	16,750	2.4	0.37
0.97	20,000	3.1	0.97
2.51	53,780	3.7	2.51
2.89	40,000	4.2	2.89
2.93	246,584	4.4	2.93
3.18	80,257	4.6	3.18
	464,621	4.2	2.70

The aggregate intrinsic value of options exercised for the years ended December 31, 2022 and 2021 was $1.3 million and $1.2 million, respectively. The Company has various vesting agreements with employees. Options granted generally vest over five years and generally are exercisable up to 10 years.

Restricted Stock Units

The Company's restricted stock unit activity is summarized as follows:

	Units Issued and Outstanding	Weighted-Average Grant Date Fair Value
As of December 31, 2021	474,450	$ 9.28
Granted	225,500	8.14
Released	(150,534)	11.25
Canceled	(110,241)	8.17
As of December 31, 2022	439,175	8.41

Restricted stock units are converted into shares of the Company's common stock upon vesting on a one-for-one basis. Restricted stock unit awards generally vest over a five-year period and are subject to the grantee's continued service with the Company.

8. Stock-Based Compensation

The following table summarizes the distribution of stock-based compensation expense (in thousands):

| | Year Ended December 31, | |
	2022	2021
Cost of revenue	$ 147	$ 156
Research and development	581	580
Selling, general and administrative	1,085	1,109
Total	$ 1,813	$ 1,845

The remaining unrecognized stock-based compensation related to non-vested awards was $3.2 million as of December 31, 2022 and will be recognized over a weighted average remaining period of approximately 3.5 years. The Company's stock-based compensation expense related to stock option issuance is based on the estimated fair value of the option award at grant date calculated using the Black-Scholes option-pricing model. The Company has not issued stock options since its IPO in 2017; the following valuation assumptions relate to the stock options issued prior to its IPO and to restricted stock units issued subsequently. Expense is recognized on a straight-line basis over the employee's service period.

Valuation assumptions – In order to estimate the fair value of stock-based compensation, the Company considered the fair value of the Company's common stock, the risk-free rate, the options' expected term, the volatility and the expected dividend yield, at the time of grant, as follows:

Fair value of common stock - Given the absence of a public trading market prior to the Company's IPO in 2017, the Company's board of directors considered numerous objective and subjective factors to determine the fair value of the Company's common stock which included, but were not limited to (i) contemporaneous independent third-party valuations of the Company's common stock; (ii) the rights and preferences of the Company's preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions.

Subsequent to the Company's IPO, the fair value of the Company's common stock was the per share closing price for the Company's JDS as reported on the Growth Market of the Tokyo Stock Exchange on the date of grant.

Risk-free interest rate — The Company based the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term to the awards for each award group.

Expected term — The expected term represented the period that the Company's stock-based awards are expected to be outstanding. The Company applied the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

Volatility — The Company determined volatility based on the historical stock volatilities of a group of publicly listed guideline companies over a period equal to the expected terms of the awards.

Dividend yield — At the time of stock option grants, the Company assumed an expected dividend yield of zero.

Employee Stock Awards

The weighted-average grant date fair value for employee restricted stock units for the years ended December 31, 2022 and 2021 were $8.14 and $12.43, respectively, utilizing the JDS price on the date of grant.

Non-Employee Stock Awards

The Company did not grant any stock awards to non-employees during the years ended December 31, 2022 and 2021. Non-employee stock awards are measured at fair value on the grant date and the relating stock-based compensation expense is recognized as awards vest.

9. Employee 401(k) Plan

The Company sponsors a 401(k) tax-deferred savings plan for all employees in the United States who meet certain eligibility requirements. Participants may contribute up to the amount allowable as a deduction for federal income tax purposes. The 401(k) Plan provides for a discretionary employer-matching contribution. The Company has not made any matching contributions to the 401(k) Plan to date.

10. Net Income Per Share

The following table presents the calculation of basic and diluted net income per share (in thousands, except share and per share data):

	Year Ended December 31,	
	2022	2021
Numerator:		
Basic and diluted:		
Net income	$ 17,663	$ 17,287
Denominator:		
Basic shares:		
Weighted-average shares outstanding used in computing basic net income per share	18,108,369	17,830,808
Diluted shares:		
Effect of potentially dilutive securities:		
Stock options and restricted stock units	428,947	735,074
Weighted-average shares outstanding used in computing diluted net income per share	18,537,316	18,565,882
Net income per share:		
Basic	$ 0.98	$ 0.97
Diluted	$ 0.95	$ 0.93

The potentially dilutive securities outstanding related to stock options as of December 31, 2022 and 2021 that were excluded from the computation of diluted net income per common share for the periods presented as their effect would have been antidilutive was 146,000 and 27,000 shares, respectively.

11. Income Taxes

The components of income before income taxes are as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Domestic	$ 19,391	$ 19,585
Foreign	203	329
Income before income taxes	$ 19,594	$ 19,914

The components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Current:		
Federal	$ 3,536	$ 2,543
Foreign	58	68
State	1	1
Total Current	3,595	2,612
Deferred - net	(1,664)	15
Provision for income taxes	$ 1,931	$ 2,627

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	Year Ended December 31,	
	2022	2021
U.S. statutory federal taxes at statutory rate	21.00%	21.00%
State taxes - net of federal benefit	0.01	0.01
Research and development benefit	(0.91)	(0.92)
Stock-based compensation	0.33	0.01
Foreign derived intangible income (FDII)	(11.05)	(7.68)
Permanent items and other	0.11	0.54
Change in valuation allowance	0.37	0.23
Effective tax rate	9.86%	13.19%

The components of net deferred tax assets and liabilities are as follows:

	Year Ended December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 85	$ 85
Research and other credits	652	580
Accruals	508	355
Lease liability	115	168
Intangibles	174	204
Capitalization of R&D expenses	1,523	—
Stock-based Compensation	131	140
Other	70	32
Total deferred tax assets	3,258	1,564
Valuation allowance	(737)	(665)
Deferred tax liabilities:		
Property and equipment, net	(128)	(144)
Right-of-use assets	(113)	(171)
Total deferred tax liabilities	(241)	(315)
Deferred tax assets - net	$ 2,280	$ 584

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible or includable in taxable income. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the level of current period taxable income and its expected recurring profitability, management believes it is more likely than not that the Company will realize benefits of deductible differences for U.S. federal tax and thus has not recorded a valuation allowance. However, the Company has recorded a full valuation allowance against its California deferred tax asset as management has concluded it is more likely than not that these future benefits will not be realized due to its 0% California apportionment.

As of January 1, 2022, pursuant to the Tax Cuts and Jobs Act of 2017, research and development costs in the current period to be amortized over five or fifteen years, depending on where the research is conducted. The new capitalization requirement significantly increased our deferred tax assets and cash tax liabilities, but also decreased our effective tax rate by increasing the foreign derived intangible income deduction.

As of December 31, 2022, the Company had net operating loss carryforwards ("NOL") of nil for federal income tax purposes and approximately $1.2 million for California state income tax purposes. These NOL carryforwards will begin to expire in 2032 if unused. As of December 31, 2022, the Company had U.S. federal and California state tax credit carryforwards of nil and $1.1 million, respectively. The California tax credit carryforward carries forward indefinitely.

Current tax laws impose substantial restrictions on the utilization of net operating losses and credit carryforwards in the event of an "ownership change", as defined by the Internal Revenue Code. If there should be an ownership change, the Company's ability to utilize its carryforwards could be limited.

The Company applies the provisions of the applicable accounting guidance regarding accounting for uncertainty in income taxes, which require application of a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits the recognition of a tax benefit measured at the largest amount of such tax benefit that, in the Company's judgment, is more than fifty percent likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions to be recognized in earnings in the period in which such determination is made. The Company will continue to review its tax positions and provide for, or reverse, unrecognized tax benefits as issues arise. As of December 31, 2022, the Company had approximately $0.4 million of unrecognized tax benefits of which $0.3 million was netted against deferred tax assets with a full valuation allowance. If these amounts are recognized, there will be a tax benefits of $0.1 million against the Company's effective tax rate.

The following table summarizes the activities related to the Company's gross unrecognized tax benefits (in thousands):

	Year Ended December 31,			
	2022		2021	
Balance at the beginning of the year	$	356	$	337
Increases related to current year tax positions		58		57
Decreases related to current year tax positions		(23)		(38)
Balance at the end of the year	$	391	$	356

The Company recognizes interest and penalties related to unrecognized tax positions in provision for income taxes on the Consolidated Income Statements and Comprehensive Income. The Company had approximately $4,200 and $4,200 of accrued interest and penalties related to uncertain tax positions as of December 31, 2022 and 2021, respectively.

The 2019 through 2022 tax years remain subject to examination by U.S. federal tax authorities and the 2018 through 2022 tax years by state tax authorities. The Company is not currently under audit with either the IRS or any state or local jurisdiction, nor has it been notified of any other potential future state income tax audit. The Company's NOL and credit carryforwards from all years may be subject to adjustment for four years for California following the year in which utilized. Since the company has California NOLs carryforwards from 2012 which remain subject to adjustment for four years following the year in which utilized, tax years 2012-2022 may remain open for state audit. The Company does not anticipate that any potential tax adjustments will have a significant impact on its financial position or results of operations

The CHIPS and Science Act of 2022 (CHIPS) and the Inflation Reduction Act (IRA) of 2022 were signed into law by President Biden on August 9, 2022 and August 16, 2022, respectively. The legislation introduces new options for monetizing certain credits, a corporate alternative minimum tax, and a stock repurchase excise tax. The company has concluded that the impact of any of the provisions included in CHIPS and IRA acts will not have a material impact on the company's 2022 financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on management's evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that its internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management is actively monitoring the impact of the COVID-19 pandemic on our financial condition, liquidity, operations, suppliers, industry, and workforce. Additionally, we have undertaken measures to protect our employees, suppliers, and customers, including encouraging, and in many cases requiring employees to work remotely as appropriate. We have also modified some of our controls procedures but those changes have not been significant.

Item 9B. Other Information

None.

Item 9C. Disclosure regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference from the information under the captions "Election of Directors," "Executive Officers of the Registrant," "Board Committees – Audit Committee and Financial Expert," and "Hedging Transactions" contained in our Proxy Statement for our 2023 Annual Meeting of Stockholders which will be filed with the SEC not later than 120 days after the end of our fiscal year ended December 31, 2022 (the "Proxy Statement").

There have been no material changes to the procedures by which stockholders may recommend nominees to our board of directors.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure for delinquent reports is being made, it can be found under the caption "Delinquent Section 16(a) Reports" in the Proxy Statement and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees. The Code of Business Conduct and Ethics sets forth the basic principles that guide the business conduct of our employees. We have also adopted a Code of Ethics for Senior Financial Officers that specifically applies to our chief executive officer (our principal executive officer) and chief financial officer (our principal financial and accounting officer) as well as other key management employees addressing ethical issues. Stockholders may request a free copy of our Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers by contacting us at Techpoint, Inc., Attention: Secretary, 2550 N. First Street, #550, San Jose, California 95131.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the information under the captions "Director Compensation," "Executive Compensation," "Summary Compensation Table," "Outstanding Equity Awards at Fiscal Year-End," and "Potential Payments upon Termination or Change in Control" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from the information under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions," "Related Party Transaction Approval" and "Director Independence" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference from the information under the captions "Principal Accountant Fees and Services" and "Pre-approval Policies and Procedures" in the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)   Documents filed as a part of this Annual Report on Form 10-K are as follows:

(1)   **Consolidated Financial Statements**

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" Under Part II, Item 8 Annual Report on Form 10-K.

(2)   **Financial Statement Schedules**

All financial statement schedules have been omitted because they are not applicable, not material, or the required information is shown in the consolidated financial statements or the notes thereto in this Annual Report on Form 10-K.

(3)   **Exhibits**

See Item 15(b) below.

(b)   Exhibits

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Techpoint, Inc. (the "Company") (incorporated by reference to Exhibit 3.1(B) to the Company's Registration Statement on Form S-1/A filed August 31, 2017).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2(B) to the Company's Registration Statement on Form S-1/A filed August 31, 2017).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A filed September 12, 2017).
4.2	Second Amended and Restated Investors' Rights Agreement, dated April 30, 2014, between the Company and certain investors, and form of amendment (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1/A filed August 31, 2017).
4.3	English Translation of Form of Trust Agreement between the Company, the trustees, the settlor and the beneficial holders of Japanese Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1/A filed August 31, 2017).
4.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed March 13, 2020).
10.1#	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A filed August 31, 2017).
10.2#	2012 Stock Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1/A filed August 31, 2017).
10.3#	Form of 2017 Stock Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A filed August 31, 2017).

10.4#	Separation Agreement and Release, dated September 20, 2018, by and between the Company and Yukiko Tegarden (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 20, 2018).
10.5#	Offer Letter, dated November 24, 2020, by and between the Company and Maureen Monahan (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed March 12, 2021).
10.6	Lease between the Company and Silicon Valley Center Office LLC, dated September 22, 2014, as amended (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A filed August 31, 2017).
10.7	First Amendment to Lease, dated October 31, 2016, by and between the Company and Silicon Valley Center Office LLC (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed March 11, 2021).
10.8	Second Amendment to Lease, dated October 7, 2019, by and between the Company and Silicon Valley Center Office LLC (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed March 13, 2020).
10.9	Third Amendment to Lease, dated August 9, 2021, by and between the Company and Silicon Valley Center Office LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarter Report on Form 10-Q filed on November 10, 2021).
10.10#	Offer Letter, dated August 26, 2022, by and between the Company and Arthur Nguyen (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 30, 2022).
16.1	Letter from BDO USA, LLP dated September 8, 2022 (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed September 13, 2022).
21.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K filed March 15, 2019).
23.1†	Consent of Independent Registered Public Accounting Firm.
24.1†	Power of Attorney (included in the signature page hereof).
31.1†	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2†	Certification of Principal Financial and Accounting Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

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† Filed herewith.
# Indicates management contract or compensatory plan or arrangement.
* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that the Company specifically incorporates it by reference.

Item 16. Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TECHPOINT, INC.**

Date: April 12, 2023   By: _____/s/ Fumihiro Kozato_____
**Fumihiro Kozato**
President and Chief Executive Officer
(Principal Executive Officer)

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fumihiro Kozato and Arthur Nguyen, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Fumihiro Kozato **Fumihiro Kozato**	President and Chief Executive Officer (Principal Executive Officer)	April 12, 2023
/s/ Arthur Nguyen **Arthur Nguyen**	Chief Financial Officer, and Vice President of Administrations (Principal Financial and Accounting Officer)	April 12, 2023
/s/ Dr. Feng Kuo **Dr. Feng Kuo**	Director	April 12, 2023
/s/ Robert Cochran **Robert Cochran**	Director	April 12, 2023
/s/ Fun-Kai Liu **Fun-Kai Liu**	Director	April 12, 2023
/s/ Dr. Noriko Endo **Dr. Noriko Endo**	Director	April 12, 2023
/s/ Dr. Yaichi Aoshima **Dr. Yaichi Aoshima**	Director	April 12, 2023

*By _____/s/ Fumihiro Kozato_____
**Fumihiro Kozato**
Attorney-in-Fact